UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. 1)
Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒
Preliminary Proxy Statement

☐
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐
Definitive Proxy Statement

☐
Definitive Additional Materials

☐
Soliciting Material Pursuant to §240.14a-12

RumbleOn, Inc.

(Name of Registrant as Specified in Its Charter)
Mark Tkach
William Coulter
WJC Properties, L.L.C.
WRC-2009, L.L.C.
The WRC-98 Trust
The WRC 2021 Irrevocable Trust
Ride Now Management, LLLP
Kyle Beaird
Melvin Flanigan
Steven Pully

(Name of Person(s) Filing Proxy Statement if other than the Registrant)
Payment of Filing Fee (Check all boxes that apply):
☒
No fee required.

☐
Fee paid previously with preliminary materials.

☐
Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 8, 2023
2023 ANNUAL MEETING OF STOCKHOLDERS OF
RUMBLEON, INC.

PROXY STATEMENT
OF
WILLIAM COULTER
MARK TKACH

PLEASE VOTE THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY — BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED
IMPORTANT
[•], 2023
To Our Fellow RumbleOn Stockholders:
William Coulter and Mark Tkach (the “Investor Group,” “we,” “us” or “our”), together with the other Participants (as defined below) in this solicitation, are significant stockholders of RumbleOn, Inc., a Nevada corporation (“RumbleOn” or the “Company”), who beneficially own an aggregate of 5,242,433 shares of the Company’s Class B Common Stock, $0.001 par value (the “Class B Shares”), constituting approximately 32.0% of the Class B Shares outstanding and approximately 31.1% of the voting power of the Shares (as defined below) outstanding. We are furnishing this Proxy Statement and the enclosed WHITE universal proxy card to stockholders of the Company in connection with the solicitation of proxies for the Company’s 2023 annual meeting of stockholders, including any adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof (the “2023 Annual Meeting”), scheduled to be held on July 14, 2023, at 8:00 a.m. (Central Time), at 901 W. Walnut Hill Lane, Irving, Texas 75038.
The Company has not yet publicly disclosed certain information with respect to the 2023 Annual Meeting, such as its director nominees or its proposals for consideration at the 2023 Annual Meeting. Once the Company publicly discloses such information, we intend to update this Proxy Statement with such information and file revised materials with the Securities and Exchange Commission (the “SEC”). This Proxy Statement and the WHITE universal proxy card are first being furnished to the Company’s stockholders on or about [•], 2023.
THIS SOLICITATION IS BEING MADE BY THE INVESTOR GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.
We are soliciting your proxy for the 2023 Annual Meeting in respect of the following matters:
1.
Election of William Coulter and Melvin Flanigan (together with Mr. Coulter, the “Investor Class II Nominees”) to serve as Class II directors of the Company for a term until the 2026 annual meeting of stockholders of the Company (the “2026 Annual Meeting”) (“Proposal 1”);

2.
Consideration of an advisory vote to approve the Company’s executive compensation (“Proposal 2”);

3.
Consideration of an advisory vote on the frequency of future advisory votes to approve the Company’s executive compensation (“Proposal 3”);

4.
To adopt a resolution that each provision, change, amendment, modification or alteration of or to the Amended and Restated Bylaws of the Company, dated as of October 8, 2021 (the “Bylaws”), adopted by the Board of Directors of the Company (the “Board”) (and not by the Company’s

stockholders) subsequent to October 8, 2021, and prior to the completion of the 2023 Annual Meeting be repealed, effective as of the time this resolution is approved by the Company’s stockholders (“Proposal 4”);
5.
Removal without cause of Peter Levy from the Board (“Proposal 5”);

6.
Removal without cause of any person nominated, appointed, designated or elected to the Board to fill any vacancy (including any vacancy created by the resignation of Denmar Dixon on January 18, 2023) or newly-created directorship after July 23, 2022 (“Proposal 6”);

7.
Election of Steven Pully to fill any vacancy existing on the Board as a result of Proposal 5 (“Proposal 7”);

8.
Election of Kyle Beaird (together with Mr. Pully and the Investor Class II Nominees, the “Primary Investor Nominees”) to fill any vacancy existing on the Board other than as a result of Proposal 5 (“Proposal 8”); and

9.
To adopt a resolution that the Board adopt as policy, and amend the Bylaws as necessary, to require henceforth that the Chairman of the Board, whenever possible, be an independent member of the Board who has not previously served as an executive officer of the Company (“Proposal 9” and, together with Proposals 1 through 8, the “Proposals”).

Except as set forth in this Proxy Statement, the Investor Group is not aware of any other matter to be considered at the 2023 Annual Meeting. However, if the Investor Group learns of any other proposals made at a reasonable time before the 2023 Annual Meeting, the Investor Group will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the WHITE universal proxy card solicited by the Investor Group will vote such proxies in their discretion with respect to such matters.
The Company has set the close of business on May 26, 2023 as the record date for determining the stockholders entitled to vote at the 2023 Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2023 Annual Meeting. According to the Company’s Annual Report on Form 10-K, filed on March 16, 2023 (the “Company’s Form 10-K”), as of March 15, 2023, there were 16,273,768 Class B Shares outstanding and 50,000 shares of the Company’s Class A Common Stock, $0.001 par value (the “Class A Shares” and, together with the Class B Shares, the “Shares”), outstanding. Once the Company publicly discloses the number of outstanding shares of capital stock of the Company entitled to vote as of the Record Date, the Investor Group intends to supplement this Proxy Statement with such information and file revised materials with the SEC. Each Class B Share is entitled to one vote and each Class A Share is entitled to ten votes. The principal executive offices of the Company are located at 901 W. Walnut Hill Lane, Irving, Texas, 75038.
The Investor Group is seeking your proxy to vote: (i) “FOR” the election of the Investor Class II Nominees (or the Alternate Investor Nominee (as defined below), as applicable); (ii) to “WITHHOLD” on the Company’s nominees to be Class II directors of the Company, [•] (the “Opposed Company Nominees”); (iii) for “ONE YEAR” on Proposal 3; and (iv) “FOR” Proposals 4 through 9. The Investor Group intends to vote the Shares beneficially held by them: (i) “FOR” the election of the Investor Class II Nominees (or the Alternate Investor Nominee, as applicable); (ii) to “WITHHOLD” on the Opposed Company Nominees; (iii) for “ONE YEAR” on Proposal 3; and (iv) “FOR” Proposals 4 through 9. The Investor Group makes no recommendation with respect to Proposal 2 and it will exercise its discretion to cause your proxy to abstain from voting on Proposal 2 to the extent you have not indicated your vote on such Proposal. Otherwise, the Investor Group will vote in accordance with your instructions provided on the WHITE universal proxy card that is signed and returned, subject to the conditions discussed below.
The Investor Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. For Proposal 1, stockholders will have the ability to vote for up to two nominees on the Investor Group’s enclosed WHITE universal proxy card, including the Company’s nominees. There is no need to use the Company’s [•] proxy card or voting instruction form, regardless of how you wish to vote.

For Proposal 1, stockholders are permitted to vote for any combination of the Investor Class II Nominees and the Opposed Company Nominees (up to two total) to be Class II directors of the Company on the WHITE universal proxy card. However, if stockholders choose to vote for one of the Opposed Company Nominees, we recommend that stockholders “WITHHOLD” on the other Opposed Company Nominee. We believe the best opportunity for any of the Investor Class II Nominees to be elected is by voting “FOR” both of the Investor Class II Nominees, and to “WITHHOLD” on both of the Opposed Company Nominees, on the WHITE universal proxy card.
IF THE WHITE PROXY CARD, OR A WHITE VOTING INSTRUCTION FORM IF YOU ARE A BENEFICIAL OWNER, IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.
IF YOU DO NOT MARK A VOTE ON ANY OF THE PROPOSALS ON THE WHITE UNIVERSAL PROXY CARD OR IF YOU MARK A VOTE ON SOME OF THE PROPOSALS BUT NOT ALL OF THE PROPOSALS ON THE WHITE UNIVERSAL PROXY CARD, THEN, TO THE EXTENT THE APPLICABLE PROPOSAL IS NOT MARKED FOR A VOTE, THE NAMED PROXIES (LISTED IN THE WHITE UNIVERSAL PROXY CARD) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED: (I) “FOR” THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES; (III) FOR “ONE YEAR” ON PROPOSAL 3; (IV) “FOR” PROPOSALS 4 THROUGH 9; AND (V) “ABSTAIN” ON PROPOSAL 2. IN ADDITION, THE NAMED PROXIES WILL VOTE ACCORDING TO THEIR DISCRETION TO THE EXTENT AUTHORIZED BY RULE 14a-4(c)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2023 ANNUAL MEETING.
SIMILARLY, IF YOU DO NOT MARK A WHITE VOTING INSTRUCTION FORM, OR MARK A VOTE ON SOME OF THE PROPOSALS BUT NOT ALL OF THE PROPOSALS ON A WHITE VOTING INSTRUCTION FORM, AND RETURN IT DIRECTLY TO BROADRIDGE FINANCIAL SOLUTIONS (“BROADRIDGE”), THEN BROADRIDGE, TO THE EXTENT THE APPLICABLE PROPOSAL IS NOT MARKED FOR A VOTE, WILL CAUSE YOUR SHARES TO BE VOTED: (I) “FOR” THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES; (III) FOR “ONE YEAR” ON PROPOSAL 3; (IV) “FOR” PROPOSALS 4 THROUGH 9; AND (V) “ABSTAIN” ON PROPOSAL 2.
FOR PROPOSAL 1, YOU MAY VOTE “FOR” UP TO TWO NOMINEES IN TOTAL. IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWO NOMINEES FOR PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED. IF YOU VOTE “FOR” MORE THAN TWO NOMINEES FOR PROPOSAL 1 ON A WHITE UNIVERSAL PROXY CARD THAT YOU RETURN TO OKAPI PARTNERS LLC (“OKAPI”), ALL OF YOUR VOTES ON PROPOSAL 1 WILL BE INVALID AND WILL NOT BE COUNTED.
IF YOU VOTE “FOR” MORE THAN TWO NOMINEES ON PROPOSAL 1 ON A WHITE VOTING INSTRUCTION FORM RETURNED DIRECTLY TO BROADRIDGE, ALL OF YOUR VOTES ON PROPOSAL 1 WILL BE INVALID AND WILL NOT BE COUNTED.
The Alternate Investor Nominee
Mark Tkach (the “Alternate Investor Nominee,” and together with the Primary Investor Nominees, the “Investor Nominees”), was nominated to the Board in the Investor Group’s nomination notice, dated March 16, 2023 (the “Nomination Notice”), as nominee of the Investor Group (insofar as serving as a potential alternate nominee to any Primary Investor Nominee). In the event that any Primary Investor Nominee is unable to serve or for good cause will not serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted “FOR” Mark Tkach in place of such Primary Investor Nominee.
In addition to the foregoing, the Investor Group has reserved the right in the Nomination Notice to further nominate, substitute or add additional persons as nominees in certain circumstances. In that event, the Investor Group will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominee and the Investor Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional persons that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. The Investor Group has no reason to believe that any Investor Nominee will be unable or unwilling to serve as director. For additional information, see “Other Matters to Be Considered at the 2023 Annual Meeting — Further Nominations, Substitutions and Withdrawals” below.
THE INVESTOR GROUP URGES STOCKHOLDERS TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES.
Due in part, to the nature of the SEC’s newly-adopted universal proxy rules and the manner in which votes will be tabulated, to help ensure the election of the Investor Class II Nominees, we recommend that stockholders vote “FOR” the Investor Class II Nominees and to “WITHHOLD” on the Opposed Company Nominees.
WE BELIEVE THAT THE SUBSTANTIAL EXECUTIVE EXPERIENCE THAT THE INVESTOR NOMINEES HAVE WITHIN THE POWERSPORTS INDUSTRY AND AS PUBLIC COMPANY EXECUTIVES AND DIRECTORS WILL BE VALUABLE TO RUMBLEON AND ITS STOCKHOLDERS AS RUMBLEON WORKS TO OVERCOME ITS CHALLENGES. THEREFORE, THE INVESTOR GROUP URGES YOU TO VOTE ON THE WHITE UNIVERSAL PROXY CARD: (I) “FOR” WILLIAM COULTER AND MELVIN FLANIGAN AS INVESTOR CLASS II NOMINEES (OR MARK TKACH AS THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES; (III) FOR “ONE YEAR” ON PROPOSAL 3; AND (IV) “FOR” PROPOSALS 4 THROUGH 9.
Other Disclosures and Voting Information
The Participants represent that (i) they intend to, or are part of a group which intends to, deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting stock required to elect the Investor Class II Nominees (or the Alternate Investor Nominee, as applicable) at the 2023 Annual Meeting and carry Proposals 4 through 9 and (ii) they intend to, or are part of a group which intends to, solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Primary Investor Nominees (or the Alternate Investor Nominee, as applicable).
You may vote in person by attending the 2023 Annual Meeting. Written ballots will be distributed to stockholders who wish to vote in person at the 2023 Annual Meeting. If you hold your Shares through a bank, broker or other custodian you must obtain a legal proxy from such bank, broker or other custodian and follow other instructions detailed in the Company’s proxy statement for the 2023 Annual Meeting (the “Company’s Proxy Statement”) in order to vote in person at the meeting. In addition, as explained in the detailed instructions on your WHITE universal proxy card, there are three other ways you may vote:
1.
Vote via the Internet by following the voting instructions on the WHITE universal proxy card or the voting instructions provided by your broker, bank or other holder of record. Internet voting procedures are designed to authenticate your identity, allow you to vote your Shares and confirm that your instructions have been properly recorded. Your Internet vote authorizes the named proxies to vote your Shares in the same manner as if you had signed and returned a proxy card. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;

2.
Vote by telephone by following the voting instructions on the WHITE universal proxy card or the instructions provided by your broker, bank or other holder of record. Your telephone vote authorizes the named proxies to vote your Shares in the same manner as if you had signed and returned a proxy card; or

3.
Sign, date and return the enclosed WHITE universal proxy card in the enclosed postage-paid envelope. We recommend that you vote on the WHITE universal proxy card even if you plan to attend the 2023 Annual Meeting.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S [•] PROXY CARD, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED [•] PROXY BY SIGNING AND RETURNING A LATER-DATED WHITE UNIVERSAL PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE INVESTOR GROUP OR TO THE SECRETARY OF THE COMPANY, OR BY INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED (INSTRUCTIONS ARE ON YOUR WHITE UNIVERSAL PROXY CARD). ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.
HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A WHITE UNIVERSAL PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.
IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE WHITE UNIVERSAL PROXY CARD AS SOON AS POSSIBLE.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS — THIS PROXY STATEMENT AND THE WHITE UNIVERSAL PROXY CARD ARE AVAILABLE AT [•].
The Investor Group has retained Okapi Partners LLC to assist in communicating with stockholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your Shares, please contact:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Stockholders Call Toll-Free: +1 (877) 629-6357
Banks and Brokers Call Collect: +1 (212) 297-0720
Email: info@okapipartners.com

REASONS TO VOTE FOR THE INVESTOR NOMINEES
Our names are William Coulter and Mark Tkach. We are entrepreneurs, not activist investors. Over 32 years, we built a thriving retail business, RideNow Powersports (“RideNow”), which sold motorcycles, all-terrain vehicles, personal watercraft and other powersports equipment, plus accessories. In 2020, its last full year as a standalone company, RideNow generated revenue of $898.9 million and net income of $92.6 million. In 2021, after being approached by RumbleOn about a potential acquisition, we sold RideNow to RumbleOn. RumbleOn used both cash and stock to acquire RideNow, resulting in us holding 32.0% of RumbleOn’s outstanding Class B Shares, as of April 17, 2023. We also own and lease to the Company 25 properties under 20-year leases, which expire in 2041.
After RumbleOn purchased RideNow, Mr. Coulter was appointed as Executive Vice Chairman of the Board. Mr. Tkach was appointed as a director and as Chief Operating Officer of RumbleOn. Before the transaction closed, RumbleOn Chief Executive Officer and Board Chairman Marshall Chesrown told investors “I couldn’t imagine better partners with whom to create this transformational combination,” and touted RumbleOn’s “[s]easoned executive team” consisting of the two of us, Mr. Chesrown, and Mr. Levy. But despite those titles and our substantial share ownership post-acquisition, we learned that our influence and voices were considerably less than our titles and holdings would suggest. During our short, six-month tenure as executives and Board members of RumbleOn, other executives and directors purposely avoided seeking our counsel or disregarded it outright. We were not provided adequate information to properly fulfill our roles, even after making multiple requests of management and Board Chairman Marshall Chesrown. As a result, we each resigned from our roles in February 2022 due to the Company’s material reductions or diminutions of our authorities, duties, and responsibilities.
Over the twelve months ending on March 31, 2023, the price of RumbleOn Class B Shares has fallen 82.3%.
We believe the steeply declining share price is due, in significant part, to RumbleOn’s poor operational performance. In our view, greatly increasing levels of inventory and failure to contain ballooning selling, general and administrative (“SG&A”) expense over the past year helped drive this poor operational performance. For example, inventory rose 64.5%, from $201.7 million as of December 31, 2021, to $331.7 million as of December 31, 2022. SG&A expense was $71.1 million in the fourth quarter of 2021 and $92.0 million in the fourth quarter of 2022. SG&A expense increased by 29.4% between those quarters, while non-Automotive revenue increased 15.9% and gross profit rose by 3.3%.
Beginning on December 9, 2022, we reached out privately to Mr. Chesrown and the Board on three separate occasions, asking how the Company planned to address operational issues. We have been disappointed with the lack of a meaningful response, as well as the lack of urgency that management and the Board have demonstrated in response to the declining share price, the poor operating results and our letters. For instance, the Company’s cost-cutting program, discussed on its March 16, 2023, conference call, has targeted over $15 million in annual costs, equaling only 4% of RumbleOn’s 2022 SG&A expense of $366.4 million. Stockholders deserve better.
We are also convinced that RumbleOn’s corporate governance practices are below the standards that stockholders should tolerate. One of our proposals will seek to improve RumbleOn’s corporate governance by separating the Chairman and CEO roles. This separation is a well-settled hallmark of strong corporate governance, as many academics and management consultants agree that the most important role of a board of directors is to select and provide oversight to the CEO.
From 2017 through 2020, RumbleOn’s directors all served one-year terms, which is a basic tenant of strong corporate governance. In August 2021, RumbleOn completed an equity offering and its acquisition of RideNow, which together increased RumbleOn’s market capitalization and its stockholder base, including adding Messrs. Coulter and Tkach as large stockholders. However, in October 2021, RumbleOn classified its Board, enabling directors to serve three-year terms between stockholder votes. We were on the Board at that time, but have since come to appreciate the value to stockholders of boards that allow the stockholders to exercise the vote concerning each director more frequently.
On June 16, 2021, before Messrs. Coulter and Tkach joined the Board, Chief Operating Officer Peter Levy was appointed as a director. Five days later, RumbleOn filed its preliminary merger proxy relating to the RideNow acquisition. It chose not to submit Mr. Levy to stockholders for approval at that time. The failure to allow stockholders to vote on Mr. Levy’s appointment to the Board is particularly troublesome, given that his appointment contradicts standard corporate governance best practices. For public companies, it is far more common for only a single member of management to also serve as a director, most commonly the CEO. Based on our experience as executives and Board members of RumbleOn before our resignations, Mr. Levy is neither qualified nor effective in his role as an executive or as a director of RumbleOn. His purpose seems to be supporting Mr. Chesrown and his agenda and providing Mr. Chesrown with an effective second vote on Board matters.
On February 4, 2022, RumbleOn disclosed that Sam Dantzler had resigned from its Board and that its Board “expects to appoint a new independent director in the coming weeks,” and shortly thereafter Messrs. Coulter and Tkach resigned. On June 14, 2022, RumbleOn held its annual stockholder meeting without adding a director. Nine days after that meeting, the Board appointed Shin Lee as a director. It is hard to believe that Ms. Lee was identified as a Board candidate in the nine days between the 2022 annual meeting and her appointment. Ms. Lee is now serving a multi-year term as director without ever being subject to any stockholder vote.
In addition to our concerns about how RumbleOn has managed board appointments, we also have substantial concerns about the independence of certain directors, based on their business relationships with RumbleOn. We question whether these directors can independently perform their duties to stockholders given their executive roles at companies which have earned substantial fees in the last two years from RumbleOn. For example, in January 2022, RumbleOn agreed to purchase both software and services from Bidpath Incorporated, a business owned by director Adam Alexander, for an aggregate purchase price of $3.6 million. Director Michael Marchlik is Co-Chief Executive Officer of the Advisory Services division of B. Riley Financial, Inc. When RumbleOn acquired RideNow in August 2021, another B. Riley subsidiary was RumbleOn’s financial advisor and its investment banker, garnering $17.1 million in fees during 2021.
We also view the Board as lacking vital skills and experience to properly oversee the Company on behalf of stockholders. For instance, no independent director has executive experience at a retailer of powersports or similar products. No director has previously ever served on a public company board, other than at RumbleOn.
We had hoped to work privately and amicably with the Board to make the necessary changes at RumbleOn to maximize stockholder value. Again, we are entrepreneurs, not activist investors. Mr. Coulter and Mr. Tkach have no interest in controlling or serving as an executive of RumbleOn. In fact, one of our proposals is a bylaw amendment requiring that RumbleOn’s chairman be an independent director who is not and was not an executive officer. Such an amendment is generally intended to restrict non-independent directors, such as Mr. Coulter and Mr. Tkach (and Mr. Chesrown), from being Chairman.
We view the Board’s February 2023 offer to appoint Mr. Coulter to fill the open Class I seat on the Board (again bypassing any vote of the stockholders) as being wholly inadequate, given the Board’s significant needs to address the tremendous value destruction that has occurred since we left the Board over a year ago. We view the offer for Mr. Coulter to serve as Chairman of the Nominations and Corporate Governance Committee as dismissive of governance requirements, as Mr. Chesrown and the Board are aware that Mr. Coulter would not be deemed an independent director for purposes of certain corporate governance requirements if he rejoins the Board.
We believe the Board requires new and truly independent directors who will bring fresh perspectives and experiences to bear in their role as fiduciaries, and who will work proactively to always consider the best interests of stockholders. In light of the issues we have presented and our unsuccessful attempts at engaging constructively with the Board to enact much-needed management and Board-level changes, we have nominated four director candidates (and one alternate candidate) who possess valuable management and industry experience and would work to maximize value for stockholders.

•
William Coulter was the co-founder of RideNow. He owns 2.62 million Class B Shares (16.0% of outstanding Class B Shares).

•
Mark Tkach was the co-founder of RideNow. He owns 2.62 million Class B Shares (16.0% of outstanding Class B Shares).

•
Kyle Beaird is the Chief Financial Officer of SCORE Sports, which designs, manufactures and sells youth sports uniforms and equipment. He has led operations and finance in the action sports industry.

•
Melvin Flanigan enhanced stockholder value as the Chief Financial Officer and Corporate Secretary of recreational vehicle retailer Camping World Holdings, Inc. and the Chief Financial Officer of audio technology firm DTS Inc., both of which were publicly traded.

•
Steve Pully is a founding partner of Speyside Partners, which performs consulting, restructuring and investment banking services for companies and investors. He has been a director on many public company boards.

We urge stockholders to support us in this effort by voting a WHITE universal proxy card for the Investor Nominees.

BACKGROUND TO THE SOLICITATION
The following is a chronology of events leading up to this proxy solicitation:
In 1989, William Coulter and Mark Tkach co-founded RideNow Powersports, which sold motorcycles, all-terrain vehicles, personal watercraft and other powersports equipment, plus accessories. Over the next few decades, the business grew to more than 40 stores. In August 2020, RumbleOn approached Mr. Coulter and Mr. Tkach, as RideNow’s principal owners, about a potential transaction between RumbleOn and RideNow.
On December 16, 2020, RumbleOn and RideNow agreed to negotiate exclusively with one another regarding a potential transaction in which RumbleOn would purchase RideNow.
On December 17, 2020, RumbleOn formally engaged B. Riley Securities as its financial advisor for the transaction and as its underwriter/placement agent for its planned raising of equity capital, in connection with the transaction. RideNow did not engage a financial advisor in connection with the proposed transaction.
On January 6, 2021, the parties began legal and business due diligence. For the three-year period ended December 31, 2020, RumbleOn generated cumulative revenue of $1,413.5 million and a cumulative net loss of $95.4 million. Over that same time period, RideNow generated cumulative revenue of $2,334.5 million and cumulative net income of $157.0 million.
On Monday, March 15, 2021, RumbleOn and RideNow issued a joint press release announcing the transaction, whereby on March 12, 2021, RumbleOn agreed to acquire RideNow for $400.4 million cash and $201.0 million of Class B Shares.
On June 8, 2021, RumbleOn disclosed the unexpected passing of director and Chief Financial Officer Steven Berrard.
On June 16, 2021, the Company appointed Beverly Rath as Interim Chief Financial Officer and Chief Operating Officer Peter Levy as a member of the Board.
On July 30, 2021, RumbleOn’s stockholders approved the Company’s purchase of RideNow.
On August 31, 2021, RumbleOn closed an equity offering, led by B. Riley Securities, in which RumbleOn issued 5.05 million Class B Shares at $33.00 each, for gross proceeds of $166.7 million and net proceeds of $155.9 million, before transaction expenses.
Also on August 31, 2021, RumbleOn closed its purchase of RideNow, whereby the owners of RideNow received $400.4 million in cash and 5.833 million Class B Shares, valued at $201.0 million as of that day’s closing price. In connection with the closing of the acquisition, RumbleOn entered into employment contracts with Messrs. Coulter and Tkach. Mr. Coulter became Executive Vice Chairman of the Board, and Mr. Tkach became Chief Operating Officer and joined the Company’s Board. On March 15, 2021, before the transaction closed, RumbleOn Chief Executive Officer and Board Chairman Marshall Chesrown told investors “I couldn’t imagine better partners with whom to create this transformational combination,” and on August 25, 2021, touted RumbleOn’s “[s]easoned executive team” consisting of Messrs. Coulter, Tkach, Chesrown, and Levy. As part of the transaction, Mr. Coulter and Mr. Tkach each became substantial stockholders in RumbleOn. Messrs. Coulter and Tkach also entered into agreements whereby they leased to the Company properties under 20-year leases.
On January 31, 2022, the Company appointed Narinder Sahai as Chief Financial Officer.
In a Current Report on Form 8-K filed with the SEC on February 4, 2022, RumbleOn announced that Sam Dantzler had resigned from the Board. RumbleOn disclosed that its Board “expects to appoint a new independent director in the coming weeks.”
On Friday, February 11, 2022, the Class B Shares closed at $38.49 per share. Before the market opened on February 14, 2022, RumbleOn announced the resignations of Messrs. Coulter and Tkach from RumbleOn and the Board, explaining that each of them had notified RumbleOn that he was resigning as a director, effective immediately, alleging termination for good reason due to material reductions or diminutions by the Company of his authorities, duties, and responsibilities. RumbleOn also announced on February 14, 2022, the promotion of Peter Levy to Chief Operating Officer. The Class B Shares closed down that day at $26.86 per share, a 30.2% decline from the previous trading day.
On February 18, 2022, RumbleOn completed its acquisition of Freedom Powersports and its associated real estate for $130 million in cash and stock.
On June 14, 2022, RumbleOn held its annual stockholder meeting.
On June 23, 2022, the Company appointed Shin Lee to the Board. Although RumbleOn has a classified Board, the Company did not disclose at the time of her appointment which director class Ms. Lee is a member of.
On November 8, 2022, Messrs. Coulter and Tkach (with Mr. Tkach also acting in his capacity as Sellers’ Representative under the RideNow Agreement (as defined below)) entered into a Settlement Agreement (as defined below) with RumbleOn resolving certain lawsuits in connection with the RideNow Transaction (as defined below). In connection with that Settlement Agreement, RumbleOn, on one hand, and Messrs. Coulter and Tkach, on the other hand, provided each other with broad mutual releases of any and all known or unknown claims that each had or may have had against the other, from the beginning of time to the date of the Settlement Agreement. RumbleOn further agreed to release the Adjustment Escrow Amount and the Escrow Shares (as those terms are defined in the RideNow Agreement) to Messrs. Coulter and Tkach. Messrs. Coulter and Tkach further agreed to certain restrictions on their ability to dispose of their Class B Shares, including in some instances providing RumbleOn with a right of first refusal for such sales.
On November 9, 2022, RumbleOn reported its results for the quarter ended September 30, 2022. The Company reduced its guidance for 2022 Adjusted EBITDA from “at least $145 million” to “at least $125 million.” the price of the Class B Shares fell 33.9% that day, closing at $10.36 per share. The stock price continued to deteriorate, and on December 8, 2022, the price of the Class B Shares closed at $7.56 per share.
On December 9, 2022, Messrs. Coulter and Tkach sent a letter to the Board expressing their concerns over the steep decline in the stock price, as well as dramatic increases over the past year in both the Company’s SG&A expense and its inventory levels. The letter asked the Board to immediately review those areas, and to examine the Company’s strategy and growth plans more broadly.
On Friday, December 16, 2022, RumbleOn offered to meet with Messrs. Coulter and Tkach after the holidays.
On December 28, 2022, as the fiscal year was about to close, Messrs. Coulter and Tkach responded by asking for the Company to publicly disclose to all stockholders any plans or initiatives that it had to improve business operations and liquidity and stating that they wished to avoid receiving any material, non-public information about the Company.
On January 9, 2023, RumbleOn presented at the ICR Conference, but it did not disclose any tangible steps to improve business operations and liquidity.
On January 18, 2023, Messrs. Coulter and Tkach sent a letter to the Company, again requesting that the Company publicly disclose to all stockholders meaningful initiatives to improve business operations and liquidity. On that same day, the Company appointed Blake Lawson as its Chief Financial Officer (replacing Narinder Sahai) and Denmar Dixon resigned from the Board.
On February 2, 2023, the Company responded that it would wait until the filing of its Form 10-K, due in mid-March, to publicly disclose information regarding RumbleOn’s plans and strategies, as well as the information regarding the Company’s business operations and liquidity. The Company again offered to meet in private with Messrs. Coulter and Tkach, stating that it believed that it could hold discussions without disclosing material, non-public information.
On February 22, 2023, the Company offered Mr. Coulter a Board seat to fill the vacancy caused by Mr. Dixon’s resignation, and an appointment as Chair of the Board’s Nominating and Corporate Governance Committee.

On Friday, March 3, 2023, Mr. Coulter responded to the Company with a counteroffer based on his previous experience on the Board. The terms of the counteroffer included the following:
•
RumbleOn add to its Board Mr. Coulter and two new independent directors, replacing the two directors up for election in 2023. One of those three directors would be named Chairman of the Board, with a new, independent director appointed as Chair of the Nominating and Corporate Governance Committee.

•
Another new independent director, mutually agreeable between Mr. Coulter, Mr. Tkach and the Company, be appointed to Mr. Levy’s seat on the Board, given that two members of management on a board is unusual.

•
Mr. Tkach be appointed as a Board observer, which would allow the two longtime business partners and substantial shareholders to have conversations without concerns about sharing material, non-public information.

•
Lyle Kramper, RumbleOn’s Senior Vice President of National Retail, be appointed to replace Mr. Levy as Chief Operating Officer.

On March 6, 2023, Messrs. Coulter and Tkach filed a joint Schedule 13D, which included a copy of their counteroffer to the Company and reflected that together they owned a combined 32.5% of the outstanding Class B Shares, based on the Company’s share count as of November 8, 2022.
Also on March 6, 2023, director Adam Alexander reached out to Mr. Coulter, offering a conversation between Mr. Coulter and the Board. Messrs. Coulter and Tkach were concerned that such late outreach might be a delaying tactic, given the impending March 16 deadline for nominating directors.
On March 7, 2023, counsel for Messrs. Coulter and Tkach held a conversation with counsel to RumbleOn, including General Counsel Michael Francis. Counsel for Messrs. Coulter and Tkach offered for their clients to talk with the Board if the Board agreed to push back the nomination deadline to allow time for a meaningful discussion that Messrs. Coulter and Tkach believed that would offer the best possibility of a potential resolution given that RumbleOn was also preparing to release its earnings the following week on March 16, 2023, the same day as the nomination deadline. Mr. Francis relayed this offer to the Board, and reported back on March 9, 2023, that the Board declined that offer and would not agree to any extension of the deadline.
On March 12, 2023, the Company emailed acknowledging Mr. Coulter’s decision to decline the Board’s offer to appoint him to the single vacant Board seat resulting from Mr. Dixon’s resignation. Mr. Coulter responded that same day, again explaining his and Mr. Tkach’s belief that their March 3 counteroffer was more in line with the changes they believed necessary, and asking the Board not to take unilateral action filling the vacant seat prior to the annual stockholders meeting.
On the morning of March 15, 2023, Messrs. Coulter and Tkach issued a public letter to RumbleOn’s stockholders announcing their plans to nominate the Investor Nominees to RumbleOn’s Board and to make certain other proposals at the 2023 Annual Meeting. They and certain of the other Participants filed Amendment No. 1 to the joint Schedule 13D that day, which included the public letter as an exhibit to the Schedule 13D amendment.
Later that day, the Company issued a press release acknowledging the March 15, 2023 letter that Messrs. Coulter and Tkach issued to stockholders, indicating that the Board would follow all appropriate processes regarding any properly noticed nominations and proposals.
On March 16, 2023, Messrs. Coulter and Tkach submitted the Nomination Notice to RumbleOn, which nominated the Investor Nominees and set forth the other stockholder proposals regarding changes to the RumbleOn’s bylaws and other corporate governance matters that are described herein.
Also on March 16, 2023, RumbleOn issued a press release and held a conference call, as it disclosed its results for the quarter and the year ended December 31, 2022. The Company’s inventory level rose from $201.7 million as of December 31, 2021, and $323.8 million as of September 30, 2022, to $331.7 million as of December 31, 2022. RumbleOn’s SG&A expense was $366.4 million during 2022. On the call, the Company claimed that during the fourth quarter of 2022, it enacted over $15 million of annualized cost reductions.

The Company disclosed that during the year-end process, it identified and corrected an accounting method, resulting in a reduction in revenue and cost of goods sold of approximately $71 million for 2022, with no effect on gross profit or any other line item. The Company announced on the call that it would not comment on any matters relating to Messrs. Coulter and Tkach.
On April 4, 2023, counsel for Messrs. Coulter and Tkach participated in a conversation with counsel working at the direction of the non-management directors of the Company (“Outside Company Counsel”) to discuss the non-management directors’ consideration of the Nomination Notice and potential dialogue in advance of the 2023 Annual Meeting.
On April 4, 2023, the Investor Group filed its preliminary proxy statement.
On April 5 and 7, 2023, counsel for Messrs. Coulter and Tkach and Outside Company Counsel further discussed the non-management directors’ consideration of the Nomination Notice and potential dialogue in advance of the 2023 Annual Meeting.
On April 7, 2023, counsel for Messrs. Coulter and Tkach also sent a letter to Outside Company Counsel discussing and reiterating the requests from their March 3, 2023 proposal.
On April 10, 2023, Outside Company Counsel sent to counsel for Messrs. Coulter and Tkach a non-binding counter-proposal. Under this proposal, Mr. Coulter would join the Board immediately and would have consent over another nominee chosen by the Nominating and Corporate Governance Committee to join the Board after the Annual Meeting. Messrs. Coulter and Tkach informed the Company of their concerns with the proposal through their counsel and declined it.
On April 13, 2023, counsel for Messrs. Coulter and Tkach participated in further discussions with Outside Company Counsel regarding whether a resolution could be reached.
On April 15, 2023, Outside Company Counsel proposed to counsel for Messrs. Coulter and Tkach that the parties enter into a limited non-disclosure agreement, under which the Company would share the identities of potential Board candidates identified by the Company.
On April 16, 2023, Mr. Chesrown sent a text message to Mr. Coulter seeking a meeting between Mr. Coulter, Mr. Chesrown, Mr. Alexander, and Mr. Westfall without counsel present. Mr. Coulter did not respond.
Between April 17-19, 2023, counsel for Messrs. Tkach and Coulter and Outside Company Counsel had further communications regarding whether a resolution could be reached and a potential non-disclosure agreement. Outside Company Counsel passed along the request for a meeting between certain non-management directors and Messrs. Coulter and Tkach. Counsel for Messrs. Tkach and Coulter and Outside Company Counsel had further communications regarding a potential non-disclosure agreement between April 17-19, 2023. On April 21, 2023, Messrs. Coulter and Tkach and the Company executed a non-disclosure Agreement concerning the names, biographical information, and process for selecting and considering RumbleOn’s director candidates (the “NDA”). That same day, advisors to Messrs. Coulter and Tkach (the “Advisor”) reached out to Mr. Westfall and agreed to speak with Mr. Westfall on April 21, 2023 to further discuss the potential for a resolution. Mr. Marchlik also participated in that conversation.
On April 24, 2023, Outside Company Counsel sent counsel to Messrs. Coulter and Tkach summary information concerning candidates identified by the Company, and counsel to Messrs. Coulter and Tkach asked for additional background information concerning the candidates. Also on that day, Mr. Westfall informed the Advisor for Messrs. Coulter and Tkach that the Company intended to make a new proposal.
On April 25, 2023, Mr. Westfall informed the Advisor that the Company would be sending a new proposal, but Mr. Westfall first sought for that proposal to be covered by a nondisclosure agreement. After the Advisor informed Mr. Westfall that the proposed nondisclosure agreement covering such proposal was not acceptable to Messrs. Coulter and Tkach, Mr. Westfall sent the Company’s new proposal to the Advisor (the “April 25 Proposal”). The April 25 Proposal contemplated, among other things, that the Board would appoint Messrs. Coulter and Tkach to the Board immediately; that Messrs. Marchlik and Alexander (whose Class II Board terms expire at this year’s Annual Meeting) would remain on the Board but not stand for re-election at this year’s Annual Meeting; that the Board would nominate for the two Class II Board seats one candidate included in Messrs. Coulter and Tkach’s nomination form and another candidate identified by the Company; that the Board would terminate Mr. Levy from all positions he holds with the Company without cause; and that Mr. Chesrown would continue to serve as CEO for a transition period before resigning his position no later than December 31, 2023, and that, at the inception of Mr. Chesrown’s transition period, he would receive the severance benefits provided in his current employment contract for a termination without cause.
On April 27, 2023, Messrs. Coulter and Tkach sent a responsive proposal that contemplated, among other things, the immediate resignation of Messrs. Levy, Marchlik and Alexander from the Board; the immediate appointment to the Board of Messrs. Coulter, Pully, and Flanigan; the appointment as soon as possible to the Board of a qualified diverse candidate from the list of candidates identified by the Company (subject to review and vetting of additional background information on those candidates); the Board’s nomination of Mr. Pully and that qualified diverse candidate identified by the Company for election to the two Class II Board seats at the Annual Meeting; immediate termination of Mr. Levy; and Mr. Chesrown’s continuing to serve as CEO for a transition period ending no later than December 31, 2023 (the date the Company proposed in the April 25 Proposal); Mr. Chesrown’s and Mr. Levy’s termination or resignation would be without cause, and following a representation from each that he had not engaged in conduct that would give the Company grounds to terminate his employment for cause and an agreement to terms providing for an orderly disposition of their Company stock should they choose to sell their shares, each would receive one-third of his severance benefits provided in his current employment contract; and Mr. Tkach being named a Board Observer.
On April 28, 2023, Mr. Westfall had further discussion with the Advisor, and sent a new proposal from the Company that, among other things, proposed the immediate appointment of Messrs. Coulter and Flanigan to the Board; the nomination of Mr. Pully and a qualified diverse candidate identified by the Company to the two Class II Board seats at the Annual Meeting; and naming Mr. Tkach as a Board Observer. The Company’s April 28 proposal declined to replace Messrs. Alexander and Marchlik immediately, and removed the Company’s prior proposals regarding the termination of Mr. Levy as COO and resignation of Mr. Chesrown as CEO.
On April 29, 2023, the Advisor rejected this proposal on behalf of Messrs. Coulter and Tkach citing several factors including an unwillingness to have Mr. Marchlik continue to serve on the Board through the 2023 Annual Meeting, as well as the absence of a meeting date for the 2023 Annual Meeting of Stockholders. During a telephone discussion between the Advisor and Mr. Westfall, Mr. Westfall asked for Messrs. Coulter and Tkach to again put their settlement terms and conditions in writing, which was sent on May 1, 2023.
On April 30, 2023, Outside Company Counsel sent to counsel for Messrs. Coulter and Tkach additional background information concerning candidates identified by the Company.
On May 2, 2023, the Advisor was contacted by an investment banker working on behalf of the Company, who stated he was now leading the negotiations on behalf of the Board. The investment banker requested that Messrs. Coulter and Tkach make each of their nominees available for interviews by a third party retained by the Company. The Advisor agreed on behalf of Messrs. Coulter and Tkach, but on two conditions: (1) that the parties agree in principle to the terms provided in the May 1, 2023 counteroffer prior to the interviews being conducted, and (2) that the identity and biographies of the individual(s) who would be conducting the interviews be provided in advance.
On May 4, 2023, the investment banker working on behalf of the Company sent a modified settlement term sheet to the Advisor and counsel for Messrs. Coulter and Tkach. Within that revised term sheet, the Company made the following modifications: 1. The Company again insisted, as a condition of settlement, that Mr. Marchlik remain on the Board through the July 14, 2023 Annual Meeting; 2. the Company also declined to permit Kyle Beaird to be appointed to a Class II Board seat but instead insisted that an unspecified “independent, diverse candidate with appropriate experience” be appointed to that seat; 3. The Company struck language that required it to include language in its proxy statement for the upcoming Annual Meeting about the efforts it intends to undertake to identify highly qualified diverse candidates to the Board.

On May 6, 2023, the Advisor informed the investment banker working on behalf of the Company that Messrs. Coulter and Tkach would not accept the terms he had sent on behalf of the Company on May 4, 2023 because, among other reasons, under those proposed terms, Mr. Marchlick would remain on the Board until the Annual Meeting along with Messrs. Westfall, and Chesrown, as well as Ms. Lee, and again expressed the importance to Messrs. Coulter and Tkach of immediate refreshment of the Board with truly independent directors.
On May 7, 2023, the investment banker working on behalf of the Company contacted the Advisor to inform him that he would be in touch on the following day to follow up on the discussions.

PROPOSAL 1: ELECTION OF CLASS II DIRECTORS
Based on the Company’s definitive proxy statement for the Company’s 2022 annual meeting of stockholders, the terms of the Company’s two Class II directors are scheduled to expire at the 2023 Annual Meeting, Accordingly, two directors are expected to be elected to the Board at the 2023 Annual Meeting as Class II directors. The Investor Group recommends that stockholders elect the Investor Class II Nominees, William Coulter and Melvin Flanigan, as directors of the Company at the 2023 Annual Meeting. We therefore urge stockholders to vote “FOR” for the Investor Class II Nominees and to “WITHHOLD” on the Opposed Company Nominees.
Each Investor Class II Nominee has consented to being named in a Proxy Statement relating to the 2023 Annual Meeting as a nominee and to serving as a director of the Company if elected. The initial term of each Investor Class II Nominee, if elected, would be until the Company’s 2026 annual meeting of stockholders until his successor is duly elected and qualified in accordance with the Bylaws, or until his earlier resignation or removal.
The Corporate Governance Principles of the Company (the “Principles”), which are available on the Company’s investor relations website’s governance documents page (https://investors.rumbleon.com/governance) set forth the laws, rules and regulations the Board follows in making an independence determination with respect to a director. Due to his prior service as an executive officer of the Company, Mr. Coulter would not be considered an “independent director” under the applicable standards in the Principles. The Investor Group has no knowledge of any facts that would prevent the determination that Mr. Flanigan would be an “independent director” under the applicable standards set forth in the Principles, the pertinent listing standards of the Nasdaq Stock Market LLC (the “Nasdaq”) and under paragraph (a)(1) of Item 407 of Regulation S-K. Each Investor Class II Nominee satisfies all qualifications required by the Nevada Revised Statutes (the “NRS”) to be a director of the Company.
The Investor Group believes that Mr. Coulter’s powersports industry knowledge, substantial expertise and long track record of leading a growing and profitable retail business within the powersports industry will be extremely valuable to RumbleOn as it works to overcome its challenges. We believe that the addition of a motivated director with a significant ownership stake would help to bring an ownership mentality to the boardroom and increase transparency and accountability. As a member of the Board, Mr. Coulter would seek to help the Company improve performance by improving strategy, overseeing operational improvement and approaching capital allocation from an ownership perspective. The Investor Group believes that Mr. Coulter can contribute far more value operating from within the Company’s boardroom than by making recommendations to the Company as a large stockholder.
The Investor Group believes that Mr. Flanigan’s experience improving stockholder value as chief financial officer of two public companies will be extremely valuable to RumbleOn as it works to overcome its challenges. As Chief Financial Officer and Corporate Secretary of Camping World Holdings, Inc. during 2019 and 2020, Mr. Flanigan oversaw a significant turnaround in corporate and functional communication, structure and performance. We believe that the addition of an independent director with public company experience in an adjacent industry would help improve the Company’s overall performance and increase transparency and accountability. As a member of the Board, Mr. Flanigan would seek to help the Company improve performance by enhancing corporate governance, overseeing increased operational and financial discipline and examining capital allocation from an experienced perspective.
The Investor Group intends to vote all of their Shares “FOR” the Investor Class II Nominees (or the Alternate Investor Nominee, as applicable) and to “WITHHOLD” on the Opposed Company Nominees.
Biographical Information
Set forth below is background information about the Investor Class II Nominees, including their name, age, principal occupation and employment and public company directorships held during the past five years, as well as a description of the qualifications, attributes and skills that especially qualify the Investor Class II Nominees to serve as directors of the Company. Please see the section of this Proxy Statement titled “Information About the Participants” for additional information about the Investor Class II Nominees, including information about their beneficial ownership of Shares.

Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years
William Coulter 1188 East Camelback Road, Phoenix, Arizona 85014	67
William Coulter currently serves as the Manager of Coulter Management Group LLLP, a business Mr. Coulter founded in 2011 to manage multiple auto dealerships and investments in real estate. Previously, Mr. Coulter served as a director and as an executive officer of the Company from August 2021 (and as Executive Vice Chairman from September 2021) until February 2022. Prior to joining the Company, Mr. Coulter served as a co-founder of RideNow with Mr. Tkach. He has significant experience in all aspects of powersports operations, including overseeing RideNow’s financial and growth strategies from 1989 until it was acquired by the Company in August 2021. Under Mr. Coulter’s leadership, RideNow grew from a single dealership into the largest powersports group of companies in the United States. Mr. Coulter has worked for auto dealerships for over 50 years and is an owner of several award-winning, Arizona-based auto dealerships.
The Investor Group believes that Mr. Coulter should serve as a director of the Company based primarily on his extensive experience in the powersports and automotive sales industries and his experience as an original co-founder of RideNow.

Melvin Flanigan 29538 Ridgeway Drive, Agoura Hills, California 91301	64
Melvin Flanigan served as an advisor for Camping World Holdings, Inc., a leading retailer of RVs and outdoor products and services in the United States, from July 2020 until his retirement in December 2020, and as Chief Financial Officer and Corporate Secretary of Camping World Holdings, Inc. from January 2019 to June 2020, during which time he oversaw a significant turn-around in corporate and functional communication, structure and performance. Prior to joining Camping World Holdings, Inc., Mr. Flanigan served briefly as Chief Financial Officer of I am Plus LLC from June 2018 to July 2018. Before that, Mr. Flanigan served as the Executive Vice President, Finance and Chief Financial Officer of DTS Inc., a company specializing in high-definition and wireless audio, from September 2003 to December 2016. During that time, Mr. Flanigan also served as a member of DTS Inc.’s operating subsidiary boards. At DTS Inc., Mr. Flanigan helped transform a small startup company into an industry leader that was ultimately acquired for nearly $1 billion. From March 1996 to July 1999, Mr. Flanigan served as Chief Financial Officer and Vice President, Operations at SensArray Corporation, a supplier of thermal measurement products for semiconductor, LCD, and memory-disk fabrication processes.
The Investor Group believes that Mr. Flanigan should serve as a director of the Company based primarily on his extensive experience in finance and his experience serving in executive financial leadership roles in several industries.

Other than RideNow, none of the organizations or corporations referenced in the biographical information above is a parent, subsidiary or other affiliate of the Company. The Investor Class II Nominees have consented to being named as nominees in this Proxy Statement and to serving as directors of the Company if elected. However, in the event that any Investor Class II Nominee is unable to serve or for good cause will not serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted for the Alternate Investor Nominee in place of such Investor Class II Nominee.
Mr. Tkach was nominated to the Board in the Nomination Notice as a nominee of the Investor Group (insofar as serving as a potential alternate nominee to any Investor Class II Nominee). In addition to the foregoing, the Investor Group has reserved the right in the Nomination Notice to further nominate, substitute or add additional persons as nominees in certain circumstances. In that event, the Investor Group will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominee and the Investor Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional persons that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. For additional information, see “Other Matters to Be Considered at the 2023 Annual Meeting — Further Nominations, Substitutions and Withdrawals” below.
According to the Company’s Form 10-K, a successful proxy contest could result in a change of control of the Board, and such an event could subject the Company to certain contractual obligations under several material agreements. However, the Investor Group would expect the Board, consistent with its fiduciary duties, to take any and all action necessary to render inapplicable any change of control provision that would be triggered by the nomination and/or election of the Investor Nominees under the applicable agreements, as necessary and to the extent applicable and permitted.
You should refer to the Company’s Proxy Statement and form of proxy distributed by the Company for the background, qualifications and other information concerning the Company’s director nominees. In the event that (i) any Investor Class II Nominee (or the Alternate Investor Nominee, as applicable) is elected and that one or more of the Company’s nominees declines to serve with any Investor Class II Nominee (or the Alternate Investor Nominee, as applicable) or (ii) a vacancy exists on the Board following the 2023 Annual Meeting, the Bylaws provide that the resulting vacancies may be filled by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of the Company. The Company’s Proxy Statement and form of proxy, as well as other important information, will be available free of charge at the SEC’s website at https://www.sec.gov.
The Investor Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. For Proposal 1, stockholders will have the ability to vote for up to two nominees on the Investor Group’s enclosed WHITE universal proxy card. There is no need to use the Company’s [•] proxy card or voting instruction form, regardless of how you wish to vote.
Vote Required
According to Section 2.2 of the Bylaws, the affirmative vote of a plurality of the votes cast at the 2023 Annual Meeting is required for the election of each director nominee (meaning that the two director nominees who receive the highest number of votes “FOR” their election by the holders of Shares will be elected to the Board). “WITHHOLD” votes and broker non-votes will have no effect on the outcome of Proposal 1.
WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE INVESTOR CLASS II NOMINEES AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 4: REPEAL CERTAIN AMENDMENTS TO BYLAWS
Pursuant to Article VII, Section 2(a) of the Articles of Incorporation of the Company, as amended, and Section 9.1 of the Bylaws, the Board is authorized to make, alter, amend and repeal the Bylaws, subject to the power of the stockholders to alter or repeal the Bylaws made by the Board. As of the date of this Proxy Statement, the Investor Group is not aware of any decision or action by the Board to alter or repeal any provision of the Bylaws, to adopt any new bylaws, or to otherwise change, amend, or modify any provision of the Bylaws (“Bylaw Amendments”) without stockholder approval since October 8, 2021, but it is possible that the incumbent Board may have done so, or that prior to the approval of the below resolution by the Company’s stockholders, any such Bylaw Amendment could be adopted by the incumbent Board and/or become effective.
Furthermore, the Investor Group is concerned that any Bylaw Amendment adopted by the incumbent Board without stockholder approval subsequent to October 8, 2021 and prior to the approval of the below resolution by the Company’s stockholders could (i) impede the exercise of the right of the Company’s stockholders to vote for or remove directors, generally or at the 2023 Annual Meeting, and/or (ii) impede the right of the Company’s stockholders to vote for or against Proposal 1, Proposals 4 through 9 or any other stockholder nominations and proposals that would otherwise be brought before the Annual Meeting.
Although adoption of this Proposal could have the effect of repealing previously undisclosed Bylaw Amendments without considering the beneficial nature, if any, of such amendments to the stockholders, it would not repeal any such amendments that were approved by the stockholders.
Proposal 4 provides for the adoption of the resolution in the following form:
RESOLVED, that each provision, change, amendment, modification or alteration of or to the Amended and Restated Bylaws of RumbleOn, Inc. (the “Company”), dated October 8, 2021, adopted by the Board of Directors of the Company (and not by the Company’s stockholders) subsequent to October 8, 2021, and prior to the completion of the Company’s 2023 annual meeting of stockholders be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.
The Investor Group intends to vote all of their Shares “FOR” Proposal 4.
Vote Required
According to Section 2.8 of the Bylaws, the affirmative vote of a majority of the stock having voting power present in person or represented by proxy at the 2023 Annual Meeting is required to alter or repeal the Bylaws. Abstentions will have the effect of a vote “AGAINST” Proposal 4. Broker non-votes will have no effect on the outcome of Proposal 4.
WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL 4 BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 5: REMOVAL OF PETER LEVY
According to NRS 78.335, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote is required to remove any directors. The Investor Group believes Proposal 5 is necessary because corporate governance best practice typically enables only one executive on a board of directors, most commonly the CEO. By contrast, the Company’s Board includes Mr. Chesrown and Chief Operating Officer Peter Levy. During the six months that Mr. Coulter and Mr. Tkach served as RumbleOn directors, it became clear that Mr. Levy’s Board representation only served to echo and defend decisions that that have resulted in the Company’s poor total shareholder return and its declining operational metrics. Mr. Levy has no public company board experience, outside of the Company. During his tenure as Chief Operating Officer, operational performance has declined dramatically, as demonstrated by SG&A expense/revenue and days of inventory outstanding each rising significantly.
Proposal 5 provides for the adoption of the resolution in the following form:
RESOLVED, that Peter Levy be and hereby is removed, without cause, from the Board of Directors of RumbleOn, Inc.
The Investor Group intends to vote all of their Shares “FOR” Proposal 5.
Vote Required
According to NRS 78.335, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote is required to remove any directors. Abstentions and broker non-votes will have the effect of a vote “AGAINST” Proposal 5.
WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL 5 BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 6: GENERAL REMOVAL PROPOSAL
According to NRS 78.335, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote is required to remove any directors. The Investor Group believes Proposal 6 is necessary to remove any person nominated, appointed or elected to the Board to fill any vacancy (including any vacancy created by the resignation of Denmar Dixon) or newly-created directorship prior to the effectiveness of this Proposal in order to address the possibility that the current directors may attempt to minimize the stockholders’ ability to elect their representatives to the Board by making unilateral changes to the Board. Proposal 6 will not apply to Shin Lee, who was appointed to the Board on June 23, 2022.
Proposal 6 provides for the adoption of the resolution in the following form:
RESOLVED, that any person nominated, appointed, designated or elected to the Board of Directors of the RumbleOn, Inc. (the “Company”) to fill any vacancy (including any vacancy created by the resignation of Denmar Dixon on January 18, 2023) or newly-created directorship after July 23, 2022, and prior to the effectiveness of this resolution, be and hereby is removed, without cause, from the Board of Directors of the Company.
The Investor Group intends to vote all of their Shares “FOR” Proposal 6.
Vote Required
According to NRS 78.335, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote is required to remove any directors. Abstentions and broker non-votes will have the effect of a vote “AGAINST” Proposal 6.
WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL 6 BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 7: ELECTION OF STEVEN PULLY
According to Section 3.5 of the Bylaws, the stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. The Investor Group believes that the election of Steven Pully pursuant to this Proposal 7, together with the Proposals 5, 6 and 8, is necessary to revitalize the Company with a highly-qualified director committed to taking on a more meaningful role in determining and overseeing the future direction of the Company. If Mr. Pully is unable to serve or for good cause will not stand for election, the Investor Group reserves the right to select the Alternate Investor Nominee as a nominee for this Proposal.
Proposal 7 provides for the adoption of the resolution in the following form:
RESOLVED, that Steven Pully be and hereby is elected to fill any vacancy existing on the Board of Directors of RumbleOn, Inc. (the “Company”) as a result of the proposal at the Company’s 2023 annual meeting of stockholders to remove Peter Levy from the Board of Directors.
Proposal 7 is conditioned upon Proposal 5. If Peter Levy is not removed pursuant to Proposal 5, Steven Pully (or the Alternate Investor Nominee) cannot be elected pursuant to this Proposal 7.
Steven Pully has consented to being named in a Proxy Statement relating to the 2023 Annual Meeting as a nominee and to serving as a director of the Company if elected. Based on the Company’s definitive proxy statement for the Company’s 2022 annual meeting of stockholders, Mr. Levy is a Class I director, with a term expiring at the Company’s 2025 annual meeting of stockholders. Therefore, Mr. Pully, if elected to replace Mr. Levy, would be a Class I director and serve until the Company’s 2025 annual meeting of stockholders until his successor is duly elected and qualified in accordance with the Bylaws, or until his earlier resignation or removal. The Investor Group has no knowledge of any facts that would prevent the determination that Mr. Pully would be an “independent director” under the applicable standards set forth in the Principles, the pertinent listing standards of the Nasdaq and under paragraph (a)(1) of Item 407 of Regulation S-K. Mr. Pully satisfies all qualifications required by the NRS to be a director of the Company.
The Investor Group intends to vote all of their Shares “FOR” Mr. Pully (or the Alternate Investor Nominee, as applicable) in connection with Proposal 7.
Biographical Information
Set forth below is background information about Steven Pully, including his name, age, principal occupation and employment and public company directorships held during the past five years, as well as a description of the qualifications, attributes and skills that especially qualify Mr. Pully to serve as a director of the Company. Please see the section of this Proxy Statement titled “Information About the Participants” for additional information about Mr. Pully, including information about his beneficial ownership of Shares.
Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years
Steven Pully 4564 Meadowood Road Dallas, Texas 75220	63
Steven Pully is currently a partner of Speyside Partners, an investment banking firm that he co-founded in May 2017, whose principal address is 1910 Pacific Avenue, Suite 14183, Dallas, TX 75201. He also serves on the boards or in executive positions for various private companies. In addition, Mr. Pully currently serves as the Chairman and Chief Executive Officer of Harvest Oil and Gas, positions he has held since March 2019 and April 2021, respectively.
Previously, Mr. Pully served as General Counsel and as a Partner of the investment firm, Carlson Capital, L.P. from 2008 to 2014, as Managing Director in the investment banking division of Bank of America and as a Senior Managing Director in the investment banking department of Bear Stearns & Company. Mr. Pully’s board service has spanned a variety of industries, including retail, restaurants, manufacturing, energy and power, technology and amusement parks, and has included multiple positions as chairman or lead director of the board, and also

Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years

multiple chairmanships of audit, compensation, nominating and governance, and special committees. Within the past five years, Mr. Pully has served on the boards of the following public companies: VAALCO Energy, Goodrich Petroleum, Bellatrix Exploration, Harvest Oil and Gas and Titan Energy.
Mr. Pully was appointed to the following boards over the past five years as an independent director immediately prior to the company filing for bankruptcy under Chapter 11: Limetree Bay Refinery, Southland Royalty and GenCanna Global. Mr. Pully currently serves as an independent member of the board of Heritage Power at the appointment of the company’s lenders. Prior to the company’s bankruptcy filing, he was restricted from voting on any matter unless the matter involved a sale of the company, an affiliate transaction or a bankruptcy.
Mr. Pully began his career as an attorney with Baker Botts L.L.P. and is a Chartered Financial Analyst, a Certified Public Accountant in the State of Texas and a member of the State Bar of Texas.
The Investor Group believes that Mr. Pully’s experience as a public company director will be extremely valuable to the Company as it works to overcome its challenges. We believe that the addition of an independent director with prior directorship experience, financial expertise and experience serving in executive leadership roles would help improve the Company’s corporate governance and increase transparency and accountability. As a member of the Board, Mr. Pully would seek to help the Company improve performance by enhancing its corporate governance and examining capital allocation from an experienced perspective.

None of the organizations or corporations referenced in the biographical information above is a parent, subsidiary or other affiliate of the Company. Mr. Pully has consented to being named as a nominee in this Proxy Statement and to serving as a director of the Company if elected. However, in the event that Mr. Pully is unable to serve or for good cause will not serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted for the Alternate Investor Nominee in place of Mr. Pully.
Mr. Tkach was nominated to the Board in the Nomination Notice as a nominee of the Investor Group (insofar as serving as a potential alternate nominee to Mr. Pully). In addition to the foregoing, the Investor Group has reserved the right in the Nomination Notice to further nominate, substitute or add additional persons as nominees in certain circumstances. In that event, the Investor Group will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominee and the Investor Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional persons that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. For additional information, see “Other Matters to Be Considered at the 2023 Annual Meeting — Further Nominations, Substitutions and Withdrawals” below.
According to the Company’s Form 10-K, a successful proxy contest could result in a change of control of the Board, and such an event could subject the Company to certain contractual obligations under several material agreements. However, the Investor Group would expect the Board, consistent with its fiduciary duties, to take any and all action necessary to render inapplicable any change of control provision that would be triggered by the nomination and/or election of the Investor Nominees under the applicable agreements, as necessary and to the extent applicable and permitted.
Vote Required
According to Sections 2.2 and 3.5 of the Bylaws, the affirmative vote of a plurality of the votes cast at the 2023 Annual Meeting is required to fill any vacancy or vacancies not filled by directors. “WITHHOLD” votes and broker non-votes will have no effect on the outcome of Proposal 7.

WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL 7 BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 8: ELECTION OF KYLE BEAIRD
According to Section 3.5 of the Bylaws, the stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. The Investor Group believes that the election of Kyle Beaird pursuant to this Proposal 8, together with the Proposals 5, 6 and 7, is necessary to revitalize the Company with a highly-qualified director committed to taking on a more meaningful role in determining and overseeing the future direction of the Company. If Mr. Beaird is unable to serve or for good cause will not stand for election, the Investor Group reserves the right to select the Alternate Investor Nominee as a nominee for this Proposal.
Proposal 8 provides for the adoption of the resolution in the following form:
RESOLVED, that Kyle Beaird be and hereby is elected to fill any vacancy existing on the Board of Directors of RumbleOn, Inc. (the “Company”) other than as a result of the proposal at the Company’s 2023 annual meeting of stockholders to remove Peter Levy from the Board of Directors.
Proposal 8 is conditioned, in part, upon the existence of a vacancy that the stockholders may fill, other than Mr. Levy’s seat that is addressed by Proposals 5 and 7. At present, to the Investor Group’s knowledge, no director has filled the vacancy created by Mr. Dixon’s resignation, and therefore Mr. Beaird could be elected on the basis of Proposal 8 alone. However, if the vacancy created by the resignation of Mr. Dixon is filled by the current Board but neither that new member nor any other members of the Board are removed pursuant to Proposal 6, and/or there are no vacancies to fill other than as a result of Proposal 5, Kyle Beaird (or the Alternate Investor Nominee) cannot be elected pursuant to this Proposal 8.
Kyle Beaird has consented to being named in a Proxy Statement relating to the 2023 Annual Meeting as a nominee and to serving as a director of the Company if elected. Based on the Company’s definitive proxy statement for the Company’s 2022 annual meeting of stockholders, Denmar Dixon was a Class I director, with a term expiring at the Company’s 2025 annual meeting of stockholders. Therefore, Mr. Beaird, if elected to fill the vacancy resulting from Mr. Dixon’s resignation on January 18, 2023, would be a Class I director and serve until the Company’s 2025 annual meeting of stockholders until his successor is duly elected and qualified in accordance with the Bylaws, or until his earlier resignation or removal. The Investor Group has no knowledge of any facts that would prevent the determination that Mr. Beaird would be an “independent director” under the applicable standards set forth in the Principles, the pertinent listing standards of the Nasdaq and under paragraph (a)(1) of Item 407 of Regulation S-K. Mr. Beaird satisfies all qualifications required by the NRS to be a director of the Company.
The Investor Group intends to vote all of their Shares “FOR” Mr. Beaird (or the Alternate Investor Nominee, as applicable) in connection with Proposal 8.
Biographical Information
Set forth below is background information about Kyle Beaird, including his name, age, principal occupation and employment and public company directorships held during the past five years, as well as a description of the qualifications, attributes and skills that especially qualify Mr. Beaird to serve as a director of the Company. Please see the section of this Proxy Statement titled “Information About the Participants” for additional information about Mr. Beaird, including information about his beneficial ownership of Shares.
Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years
Kyle Beaird 726 E. Anaheim St. Wilmington, CA 90744	48	Kyle Beaird currently serves as Chief Financial Officer of SCORE Sports, a position he has held since December 2022. SCORE Sports is a team sports apparel manufacturing company whose principal address is 726 E Anaheim St, Wilmington, CA 90744. Prior to joining SCORE Sports, Mr. Beaird served as Executive Vice President of Global Operations of Fox Racing, a global brand for action/outdoor sports equipment and apparel, beginning in July 2020 and leaving in January 2023, after it was acquired by Vista Outdoor. Prior to joining Fox Racing, Mr. Beaird served as an operating advisor for the private equity group, Tenex Capital Management, where he worked with portfolio

Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years

companies to drive operational efficiencies and EBITDA growth from November 2019 to June 2020. From 2016 to April 2019, Mr. Beaird served as the leader of U.S. finance and operations for Specialized Bicycle Components, a bicycle company, where he oversaw Finance and Accounting, Credit, Demand Planning, Distribution, Sales Operations, and Merchandising. Prior to Specialized Bicycle Components, Mr. Beaird was the Chief Operating Officer and Chief Financial Officer of Hillerich and Bradsby, a global brand for baseball equipment.
The Investor Group believes that Mr. Beaird’s experience in financial and operational leadership roles within the action sports industry will be extremely valuable to the Company as it works to overcome its challenges. The Investor Group believes that the addition of an independent director with financial and operational experience in an adjacent industry would help improve the Company’s overall performance and increase transparency and accountability. As a member of the Board, Mr. Beaird would seek to help the Company improve performance by overseeing increased operational and financial discipline and examining capital allocation from an experienced perspective.

None of the organizations or corporations referenced in the biographical information above is a parent, subsidiary or other affiliate of the Company. Mr. Beaird has consented to being named as a nominee in this Proxy Statement and to serving as a director of the Company if elected. However, in the event that Mr. Beaird is unable to serve or for good cause will not serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted for the Alternate Investor Nominee in place of Mr. Beaird.
Mr. Tkach was nominated to the Board in the Nomination Notice as a nominee of the Investor Group (insofar as serving as a potential alternate nominee to Mr. Beaird). In addition to the foregoing, the Investor Group has reserved the right in the Nomination Notice to further nominate, substitute or add additional persons as nominees in certain circumstances. In that case, the Investor Group will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominee and the Investor Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional persons that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. For additional information, see “Other Matters to Be Considered at the 2023 Annual Meeting — Further Nominations, Substitutions and Withdrawals” below.
According to the Company’s Form 10-K, a successful proxy contest could result in a change of control of the Board, and such an event could subject the Company to certain contractual obligations under several material agreements. However, the Investor Group would expect the Board, consistent with its fiduciary duties, to take any and all action necessary to render inapplicable any change of control provision that would be triggered by the nomination and/or election of the Investor Nominees under the applicable agreements, as necessary and to the extent applicable and permitted.
Vote Required
According to Sections 2.2 and 3.5 of the Bylaws, the affirmative vote of a plurality of the votes cast at the 2023 Annual Meeting is required to fill any vacancy or vacancies not filled by directors. “WITHHOLD” votes and broker non-votes will have no effect on the outcome of Proposal 8.
WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL 8 BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 9: SEPARATE CHAIRMAN AND CEO
According to Section 5.6 of the Bylaws, subject to the determination by the Board, the Chairman of the Board shall be the Chief Executive Officer of the Company.
The Company’s Chief Executive Officer, Marshall Chesrown, also serves as Chairman of the Board of Directors. The Investor Group believes the combination of these two roles in a single person weakens the Company’s governance by diminishing the Board’s oversight of management, which can harm stockholder value.
According to Glass Lewis, “an independent chair can better oversee executives and set a pro-stockholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for stockholders allows for a more proactive and effective board of directors that is better able to look out for the interests of stockholders.”1
According to Institutional Shareholder Services, the “chair of the board should ideally be an independent director, and all boards should have an independent leadership position or a similar role in order to help provide appropriate counterbalance to executive management.”2
An independent Chairman will strengthen the ability of the Board to provide objective feedback to the Chief Executive Officer and enhance management accountability. In addition, an independent Chairman will provide the Company with greater risk oversight, including on environmental, social and governance issues.
Proposal 9 provides for the adoption of the resolution in the following form:
RESOLVED, that the Board of Directors of RumbleOn, Inc. (the “Company”) adopt as policy, and amend the Company’s Amended and Restated Bylaws, dated October 8, 2021, as necessary, to require henceforth that the Chairman of the Board of Directors, whenever possible, be an independent member of the Board of Directors of the Company who has not previously served as an executive officer of the Company. This independence policy shall apply and be implemented prospectively so as not to violate any contractual obligations of the Company. The policy should also specify, in the event that the Board of Directors of the Company determines that a Chairman who was independent when selected is no longer independent, the process by which the Board of Directors of the Company shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman.
The Investor Group intends to vote all of their Shares “FOR” Proposal 9.
Vote Required
According to Section 2.8 of the Bylaws, the affirmative vote of a majority of the stock having voting power present in person or represented by proxy at the 2023 Annual Meeting is required to approve Proposal 9. Abstentions will have the effect of a vote “AGAINST” Proposal 9. Broker non-votes will have no effect on the outcome of Proposal 9.
WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL 9 BY VOTING BY PHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING YOUR WHITE UNIVERSAL PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

1
https://www.glasslewis.com/wp-content/uploads/2022/11/US-Voting-Guidelines-2023-GL.pdf

2
https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

OTHER MATTERS TO BE CONSIDERED AT THE 2023 ANNUAL MEETING
[Proposal 2
According to the Company’s Proxy Statement, the Board is holding a separate non-binding advisory stockholder vote to approve the compensation of executive officers as described in the executive compensation tables and any related information in the Company’s Proxy Statement. In connection with that, stockholders are being asked to vote on the following resolution:
RESOLVED, that the stockholders of RumbleOn, Inc. approve, on an advisory basis, the compensation of its named executive officers, as disclosed in RumbleOn, Inc.’s Proxy Statement for the 2023 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables, and any related information found in the proxy statement of RumbleOn, Inc.
Further information regarding the Company’s executive compensation can be found in the section of the Company’s Proxy Statement titled “Executive Compensation.”
The Company’s Proxy Statement provides that because the vote on this proposal is advisory, it will not be binding on the Board, the Compensation Committee of the Board (the “Compensation Committee”) or the Company. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.
Vote Required
According to the Company’s Proxy Statement, a majority of the stock having voting power present in person or represented by proxy at the 2023 Annual Meeting is required to approve Proposal 2. Abstentions will have the effect of a vote “AGAINST” Proposal 2. Broker non-votes will no effect on the outcome of Proposal 2.
Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “FOR” Proposal 2. The Investor Group makes no recommendation on this Proposal.]
[Proposal 3
According to the Company’s Proxy Statement, the Board is holding a separate non-binding advisory stockholder vote with respect to future non-binding advisory stockholder votes to approve the compensation of executive officers as described in the executive compensation tables and any related information in the Company’s future proxy statements (“Say on Pay”).
The Company’s Proxy Statement further provides that although the Board recommends that the Say on Pay proposal be voted on every year, the Company’s stockholders will be able to specify one of four choices for the frequency of the vote on the Say on Pay proposal as follows: (i) one year, (ii) two years, (iii) three years, or (iv) abstain. This is an advisory vote and will not be binding on the Board or the Company, the Board may determine that it is in the best interests of the Company’s stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than may be indicated by this advisory vote of the Company’s stockholders. Nevertheless, the Compensation Committee will take into account the outcome this advisory vote when considering how frequently to seek an advisory vote on Say on Pay in future years.
Vote Required
According to the Company’s Proxy Statement, the option receiving the highest number of votes will be deemed to be the preferred frequency of stockholders. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3.
The Board recommends the selection of “[•]” for the frequency with which stockholders are provided an advisory vote on Say on Pay. The Investor Group recommends the selection of “ONE YEAR” for the frequency with which stockholders are provided an advisory vote on Say on Pay.]

Further Nominations, Substitutions and Withdrawals
The Investor Group has reserved the right in the Nomination Notice to further nominate, substitute or add additional persons as nominees in the event (i) the Company purports to increase the number of directorships, (ii) the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Investor Nominees or any additional nominee nominated pursuant to the preceding clauses (i) or (ii), (iii) any Investor Nominee is unable or hereafter becomes unwilling for any reason to serve as a director, or (iv) as otherwise permitted under the Company’s applicable governing documents or policies, under applicable law or in connection with any judicial, arbitration or similar proceeding. In the case of any of the foregoing, the Investor Group will give prompt written notice to the Company if it chooses to nominate any such additional or substitute nominee and the Investor Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional persons that is required to be disclosed in solicitations for proxies for the election of directors pursuant to Section 14 of the Exchange Act. There can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such a reservation must separately comply with any advance notification requirements provided in the Bylaws. Notwithstanding the foregoing, the Investor Group reserves the right to withdraw the nomination of any Primary Investor Nominee or the Alternate Investor Nominee or any additional or substitute nominee at any time, if applicable. In any such case, the Investor Group will give prompt notice to the Company of any such withdrawal and the Investor Group will file and disclose to stockholders the relevant information. The Investor Group has no reason to believe that any Investor Nominee will be unable or unwilling to serve as director.

INFORMATION ABOUT THE PARTICIPANTS
This proxy solicitation is being conducted by the Investor Group, WJC Properties, L.L.C., an Arizona limited liability company (“WJC Properties”), WRC-2009 L.L.C., a Delaware limited liability company (“WRC LLC”), The WRC-98 Trust, a trust established under Arizona law (the “98 Trust”), The WRC 2021 Irrevocable Trust, a trust established under Arizona law (the “2021 Trust), Ride Now Management, LLLP, an Arizona limited liability limited partnership (“RNM LLLP”), Mr. Flanigan, a citizen of the United States of America, Mr. Beaird, a citizen of the United States of America, and Mr. Pully, a citizen of the United States of America (all of the foregoing, the “Participants”), all of which are described below. Mr. Coulter and Mr. Tkach are also citizens of the United States of America. Each Participant is a participant in this proxy solicitation.
Information about the Participants, including information as to any substantial interest, direct or indirect, by security holdings or otherwise, that they may have with respect to the various Proposals to be voted on at the 2023 Annual Meeting is set forth below in this section.
Investor Nominees
Please see “Proposal 1: Election of Directors,” “Proposal 7: Election of Steven Pully,” “Proposal 8: Election of Kyle Beaird” and Annex A for information about the Investor Nominees.
WJC Properties, L.L.C.
The principal business address of WJC Properties is 1188 East Camelback Road Phoenix, AZ 85014.
WJC Properties is a limited liability company organized under Arizona law. Its principal business is managing investments. Mr. Coulter serves as Manager of WJC Properties. WRC LLC is the controlling member of WJC Properties.
WRC-2009, L.L.C.
The principal business address of WRC LLC is 1188 East Camelback Road Phoenix, AZ 85014.
WRC LLC is a limited liability company organized under Delaware law. Its principal business is holding investments. Mr. Coulter serves as Manager of WRC LLC. The 98 Trust is the sole member of WRC LLC.
The WRC-98 Trust
The principal business address of the 98 Trust is 1188 East Camelback Road Phoenix, AZ 85014.
The 98 Trust is a trust established under Arizona law for the benefit of Mr. Coulter, and Mr. Coulter serves as Trustee.
The WRC 2021 Irrevocable Trust
The principal business address of the 2021 Trust is 1188 East Camelback Road Phoenix, AZ 85014.
The 2021 Trust is a trust established under Arizona law for the benefit of Mr. Coulter, and Mr. Coulter serves as Trustee.
Ride Now Management, LLLP
The principal business address of RNM LLLP is 1188 East Camelback Road Phoenix, AZ 85014.
RNM LLLP is a limited liability limited partnership organized under Arizona law that is owned equally by Mr. Coulter and Mr. Tkach. RNM LLLP was originally formed to act as the management company for the RideNow entities and has since that time performed administrative services, primarily managing the proceeds from powersports entities. RNM LLLP will provide financing for soliciting holders of Shares in connection with the Proposals described herein.

Beneficial Ownership of Shares
The following table shows the number of Shares that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each Participant as of the date of this Proxy Statement. Except as described below, each Participant directly owns and has sole voting power and sole dispositive power with regard to the number of Shares beneficially owned. Please see Annex B for additional information about each Participant’s purchases and sales of Shares.
Certain of the Participants may be deemed to be members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own 5,242,433 Class B Shares owned in the aggregate, totaling approximately 32.0% of the Class B Shares outstanding and approximately 31.1% of the voting power of the Shares outstanding (in each case based on the number of Shares outstanding as of April 17, 2023, as indicated in Amendment No. 1 to the Company’s Form 10-K). Each group member disclaims beneficial ownership of such Class B Shares except to the extent of their pecuniary interest therein.
Participant	Class A Shares Beneficially Owned	Percent of Outstanding Class A Shares(1)	Class B Shares Beneficially Owned	Percent of Outstanding Class B Shares(1)	Percent of Voting Power(1)
William Coulter	—	—	2,621,405(2)	16.0	15.5
Mark Tkach	—	—	2,621,028	16.0	15.5
WJC Properties	—	—	30,377(2)	*	*
WRC LLC	—	—	30,377(2)	*	*
98 Trust	—	—	30,377(2)	*	*
2021 Trust	—	—	593,472(2)	3.6	3.5
RNM LLLP	—	—	—	—	—
Kyle Beaird	—	—	—	—	—
Melvin Flanigan	—	—	—	—	—
Steven Pully	—	—	—	—	—

*
Less than 1%

(1)
Calculated on the basis of 16,374,043 Class B Shares outstanding as of April 17, 2023, and 50,000 Class A Shares outstanding as of April 17, 2023, as indicated in Amendment No. 1 to the Company’s Form 10-K. Each Class A Share is entitled to ten votes and each Class B Share is entitled to one vote.

(2)
As of the date of this Proxy Statement, WJC Properties directly owns 30,377 Class B Shares and the 2021 Trust directly owns 593,472 Class B Shares. WRC LLC is the controlling member of WJC Properties, and the 98 Trust is the sole member of WRC LLC, and accordingly WRC LLC and the 98 Trust may be deemed to beneficially own the shares directly owned by WJC Properties. Mr. Coulter serves as Manager or Trustee for each of these entities.

Except as set forth in this subsection (and Annex B), no Participant, and no associate of any Participant, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has any Participant purchased or sold any securities of the Company within the last two years.
Indemnification and Director Nominee Consents
According to the Company’s public filings, NRS 78.752 permits the Company to purchase and maintain insurance coverage or make other financial arrangements for directors of the Company for any liability asserted against such director and liability and expenses incurred by such director in his or her capacity as a director. Article VI of the Bylaws provides for indemnification of the Company’s directors, in most cases, for any liability suffered by them or arising out of their activities as directors if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board approves such settlement and reimbursement as being for the Company’s best interests. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by NRS 78.751. The Investor Group expects that the Investor Nominees, if elected, would be indemnified by the Company for service as directors of the Company to the same extent indemnification is provided to the current non-employee directors of the Company . The Investor Group also believes that, if elected, the Investor Nominees would be covered by any director and officer liability insurance maintained by the Company to the same extent as other nonemployee directors of the Company.
Each Investor Nominee has also executed a written consent to being named in this Proxy Statement and the Company’s Proxy Statement and to serving as a director if elected.
Except as set forth in this subsection or elsewhere in this Proxy Statement, (i) no Investor Nominee will receive any compensation from any member of the Investor Group to serve as nominees for election or as a director, if elected, of the Company and (ii) there are no arrangements or understandings between any Investor Nominee and any other party pursuant to which any Investor Nominee, was or is to be selected as a director or nominee and (iii) no Participant and no associate of any Participant has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.
Related Party Transactions
The following describes for each Participant and any associates of each Participant any transaction since the beginning of January 1, 2021, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.
In each instance where Mr. Coulter or Mr. Tkach is referenced, each of them is deemed to be a related person of the Company as a result of serving as a director and executive officer of the Company previously during the relevant period as well as because each is currently a security holder covered by Item 403(a) of Regulation S-K.
RideNow Agreement
On August 31, 2021 (the “Closing Date”), the Company completed its business combination (the “RideNow Transaction”) with RideNow, pursuant to the Plan of Merger and Equity Purchase Agreement, dated as of March 12, 2021, among Mr. Coulter, Mr. Tkach, the Company and the other parties thereto (as amended, the “RideNow Agreement”). Pursuant to the RideNow Agreement, RideNow equity holders received cash in the aggregate amount of $400.4 million less any post-closing adjustments for net working capital and closing indebtedness, and 5,833,333 Class B Shares, of which Mr. Coulter received $150.0 million and 2,701,813 shares and Mr. Tkach received $150.0 million and 2,480,243 shares. Mr. Coulter and Mr. Tkach were the principal owners of RideNow.
The foregoing description of the RideNow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 15, 2021.
Prior to the RideNow Transaction
From time to time prior to the RideNow Transaction, entities owned by Mr. Coulter and Mr. Tkach purchased vehicles from the Company at public auction, resulting in payments to the Company of several million dollars.
Registration Rights Agreement
In connection with the RideNow Transaction, the Company entered into a registration rights and lock-up agreement on March 12, 2021, by and among the Company, Mr. Coulter, Mr. Tkach and the other parties thereto (the “Registration Rights Agreement”), which provided Mr. Coulter and Mr. Tkach with certain rights in respect of the Class B Shares they received in the RideNow Transaction. Pursuant to the

Registration Rights Agreement (i) the Company agreed to file a resale registration statement for the Registrable Securities (as defined in the Registration Rights Agreement) no later than thirty days following the closing of the RideNow Transaction, and to use commercially reasonable efforts to cause it to become effective as promptly as practicable following such filing and (ii) Mr. Coulter and Mr. Tkach were granted certain piggyback registration rights with respect to registration statements filed subsequent to the closing of the RideNow Transaction.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 15, 2021.
Promissory Notes
In connection with the RideNow Transaction, the Company assumed two promissory notes totaling principal and accrued interest of approximately $2,821,000 as of August 31, 2021, that were due to RNM LLLP, an entity owned equally by Mr. Coulter and Mr. Tkach. Interest on the notes accrued at either the 30-day LIBOR rate plus 1.5% or the Prime rate plus 0.25%. The Company made monthly principal payments on the notes ranging from $7,000 to $13,750 until fully repaying the notes prior to June 30, 2022.
RideNow Leases
In connection with the RideNow Transaction, the Company entered into related party leases for 26 properties consisting of dealerships and offices. Each related party lease was entered into with a wholly owned subsidiary of the Company as the tenant and an entity as landlord in which Mr. Coulter and Mr. Tkach have an equal interest (except one property was owned by an entity solely owned by Mr. Coulter until December 2022 when it was transferred to an entity in which Mr. Coulter and Mr. Tkach have an equal interest). The initial aggregate base rent payment for all 26 leases was approximately $1,307,532 per month, and each lease commenced a new 20-year term generally on September 1, 2021, with each lease generally containing annual 2% increases on base rent. One lease has since been terminated. Between September 1, 2021, and March 24, 2023, the Company has made $22,722,876 in payments in connection with the leases. The current aggregate base rent payment for all remaining 25 leases is approximately $1,298,408 per month.
RideNow Reinsurance Products
Each of the operating entities owned by the Company that own retail powersport stores that sell motorcycles and various off-road vehicles also sell extended service contracts, prepaid maintenance, “GAP insurance,” theft protection and tire and wheel products on their vehicles. These products sold to customers of these stores are offered by RPM One (“RPM”), which is an after-market third-party provider of these products commonly used in the industry. Affiliate reinsurance companies controlled by and owned primarily by Mr. Coulter and/or Mr. Tkach have participated in the underwriting profits of these RPM products. The sales representatives employed by these operating companies are incentivized to offer the products sold by RPM. The amount paid by the Company to these affiliated companies totaled approximately $392,537 in 2021, no subsequent payments were made to the affiliate companies in relation to these products. Mr. Coulter and Mr. Tkach had an approximate 34% and 46% interest in those payments, respectively.
Payments to Coulter Management Group LLLP
The Company made payments totaling approximately $250,000 to Coulter Management Group LLLP (“Coulter Management”), an entity indirectly owned by Mr. Coulter, during the year ended December 31, 2022. These payments were made to cover certain proportionate costs of RumbleOn, including health plan and IT contract expenses, that were shared among Coulter Management and the RideNow entities for a period of time after the purchase of RideNow by RumbleOn.
Payments to Ride Now Management, LLLP
Between January 1, 2021, and March 29, 2023, the Company has made approximately $120,000 in payments to RNM LLLP, an entity owned equally by Mr. Coulter and Mr. Tkach, which payments relate to a contract existing at the time of the RideNow Transaction for Sophos Anti-Virus. As of March 24, 2023,

the remaining prepaid balance for the contract is $77,483, and RNM LLLP invoices the Company on a monthly basis in the amount of $6,427.
Beach Agreement
On December 31, 2021, the Company acquired all the business assets of RNBeach, LLC (“Beach”), a company that sells and services new and used powersports products. Prior to being acquired, Beach was owned equally by Mr. Coulter and Mr. Tkach. The total purchase price to acquire all the business assets of Beach was approximately $5,528,000, and cash paid was approximately $5,368,000.
Other
Mr. Coulter has one immediate family member, Ryan Coulter, who was employed by the Company during 2021 and until August 30, 2022. This family member received aggregate gross pay of approximately $679,000 during that time. Also, Mr. Tkach has two immediate family members that are, or have been, employed by the Company between January 1, 2021, and the date hereof. One of these family members, Chris Tkach, was employed by the Company during 2021 and until February 21, 2022. This family member received aggregate gross pay of approximately $482,000 during that time. The other family member, Cameron Tkach, remains employed by the Company and between January 1, 2021, and March 24, 2023, has received aggregate gross pay of approximately $923,000 and grants of restricted stock units with respect to 42,273 Class B Shares.
Vehicle Sales
Between January 1, 2021, and March 24, 2023, the Company has made $756,564 in payments to entities owned by Mr. Coulter related to purchases of 13 vehicles.
Tax Election Agreement
On October 17, 2022, the Investor Group and the Company entered into an Agreement Regarding Section 338(h)(1) Elections (the “Tax Election Agreement”). Under the Tax Election Agreement, the Investor Group agreed to jointly make elections under IRC Section 338(h)(10) with respect to the Company’s acquisition pursuant to the RideNow Agreement of the stock of C&W Motors, Inc., and to otherwise cooperate in good faith with the filing of tax returns consistent with that election. The Company provided the Investor Group with $2,458,643, which was an amount equal to the Investor Group’s excess tax incurred as a result of the election.
Settlement Agreement
On November 8, 2022, the Investor Group (with Mr. Tkach also acting in his capacity as Sellers’ Representative under the RideNow Agreement) and the Company entered into a Settlement Agreement (the “Settlement Agreement”) to resolve the following lawsuits: (1) Mark Tkach, et al. v. RumbleOn, Inc., Case No. 2022-0405-PAF (Del. Ch.); (2) Mark Tkach, et al. v. RumbleOn, Inc., Case No. 2022-0791-PAF (Del. Ch.) (and then consolidated in the matter styled RumbleOn, Inc. v. Mark Tkach, et al., Case No. 2022‑0992-PAF (Del. Ch.)); and (3) RumbleOn, Inc. v. Mark Tkach, et al., Case No. 2022-0992-PAF (Del. Ch.) (together, the “Actions”), all of which involved disputes stemming from the RideNow Agreement. In connection with that Settlement Agreement, the Company on one hand and the Investor Group on the other hand provided each other with broad mutual releases of any and all known or unknown claims that each had or may have had against the other, from the beginning of time to the date of the Settlement Agreement. The Company further agreed to release the Adjustment Escrow Amount and the Escrow Shares (as those terms are defined in the RideNow Agreement) to the Investor Group. In connection therewith and other provisions of the Settlement Agreement, the Company, (i) released 304,137 and 279,196 Class B Shares to Mr. Coulter and Mr. Tkach, respectively, that were in escrow in connection with the RideNow Transaction, (ii) released $5,000,000 of cash funds escrowed in connection with the RideNow Transaction, and (iii) paid a $50,000 cash payment. Further, pursuant to the Settlement Agreement, the Investor Group further agreed that during the Three-year Restricted Period (as defined in the RideNow Agreement), if either of them propose to dispose of any Class B Shares, (i) other than as permitted in (ii), any and all market sales will be subject to the volume limitations of Rule 144(e)(1)(iii) of the Securities Act of 1933, as

amended (the “Volume Limits”), and (ii) with respect to any and all sales in excess of the Volume Limits or other non-market sales, either: (a) the Company will be granted a right of first refusal to purchase such Class B Shares on the terms and conditions the Investor Group proposes for such sale (which may include a required response period of no fewer than three business days), or (b) if the any member of the Investor Group does not present the Company with an offer pursuant to (a), but still wishes to pursue a sale or sales in excess of the Volume Limits or other non-market sale(s), the Company will have the right to provide input on such member’s choice of a mutually acceptable investment bank or broker (including by suggesting such potential investment bank or broker, or a current investor in the Company who may be interested in purchasing the such member’s Class B Shares), and to approve such member’s choice of such investment bank or broker (which approval will not be unreasonably withheld), through whom such member may execute such sale in an orderly manner either in the market or in a private transaction on terms acceptable to such member, as soon as reasonably practicable, pursuant to a plan to minimize market impact on the Class B Shares. The Settlement Agreement also contained additional material terms, including relating to taxes, authority, mutual releases and other mutually agreed upon terms, as are reflected in the Settlement Agreement.
The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 99.6 to Amendment No. 1 to the Investor Group’s Schedule 13D with respect to the Company that was filed on March 15, 2023.
Agreements Relating to the Company’s Securities
For information regarding any contracts, arrangements, or understandings within the past year between the Participants and any other person with respect to any securities of the Company, please see the descriptions of the Registration Rights Agreement and the Settlement Agreement, which are included above in “— Related Party Transactions.”
Other Interests of the Participants
Set forth in the sections of this Proxy Statement titled “Proposal 1: Election of Class II Directors — Biographical Information,” “Proposal 7: Election of Steve Pully — Biographical Information,” “Proposal 8: Election of Kyle Beaird — Biographical Information,” “Annex A — Information about the Alternate Investor Nominee,” and this “Information about the Participants,” which are incorporated herein by reference, are (as applicable) the (a) names and the business addresses of each of the Participants, (b) the present principal occupation or employment of each of the Participants and (c) the name, principal business and address of any corporation or other organization in which such employment is carried on.
Each of the Participants has an interest in the election of directors at the 2023 Annual Meeting through the ownership of the Shares as described in this Proxy Statement or as an Investor Nominee, as applicable.
The Investor Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Investor Nominees will receive from the Company as a director, if elected to the Board. According to the Company’s public filings, directors of the Company are classified into three classes with staggered terms as provided under NRS 78.330(2), with one class being elected each year to serve a staggered three-year term. In addition, the Company reported that beginning with the 2022 annual meeting of stockholders of the Company, each non-employee director will receive an annual retainer of $65,000 in cash and an annual award of $100,000 of restricted stock units priced at the grant date fair value. The Company also reported that the Audit Committee Chair receives an additional annual cash retainer of $20,000 and Audit Committee members receive an additional annual cash retainer of $10,000. The Compensation Committee Chair receives an additional annual cash retainer of $15,000 and Compensation Committee members receive an additional annual cash retainer of $7,500. The Nominating and Corporate Governance Committee Chair receives an additional annual cash retainer of $10,000 and Nominating and Corporate Governance Committee members receive an additional annual cash retainer of $5,000.
To the extent that the adoption of Proposal 4 could have the effect of counteracting any unilateral adoption, amendment or repeal of the Bylaws by the Board that purports to impede the effectiveness of the other Proposals, negatively impact the Investor Group’s ability to solicit and/or obtain proxies from stockholders of the Company, undermine the will of the stockholders of the Company expressed in those proxies, or modify the Company’s corporate governance regime, the Participants could be considered to have an interest in Proposal 4.
To the extent that the adoption of Proposal 5 could have the effect of allowing any of the Participants to be elected to the Board pursuant to the Proposal 7 or modifying the Company’s corporate governance regime, the Participants could be considered to have an interest in Proposal 5.
To the extent that the adoption of Proposal 6 could have the effect of allowing any of the Participants to be elected to the Board pursuant to Proposal 8 or modifying the Company’s corporate governance regime, the Participants could be considered to have an interest in Proposal 6.
To the extent that the adoption of Proposal 7 could have the effect of allowing any of the Participants to be elected to the Board or modifying the Company’s corporate governance regime, the Participants could be considered to have an interest in Proposal 7.
To the extent that the adoption of Proposal 8 could have the effect of allowing any of the Participants to be elected to the Board or modifying the Company’s corporate governance regime, the Participants could be considered to have an interest in Proposal 8.
To the extent that the adoption of Proposal 9 could have the effect of modifying the Company’s corporate governance regime, the Participants could be considered to have an interest in Proposal 9.
The Principles set forth the laws, rules and regulations the Board follows in making an independence determination with respect to a director. Due to their prior service as executive officers of the Company, each of Mr. Coulter and Mr. Tkach would not be considered “independent directors” under the applicable standards. The Investor Group has no knowledge of any facts that would prevent the determination that Mr. Beaird, Mr. Flanigan and Mr. Pully would be “independent directors” under the applicable standards set forth in the Principles, the pertinent listing standards of the Nasdaq and under paragraph (a)(1) of Item 407 of Regulation S-K.
Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her, or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (x) no Participant has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the 2023 Annual Meeting as set forth in this Proxy Statement; (xi) there are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries; (xii) there exist no family relationships between any Investor Nominee and any director or executive officer of the Company; (xiii) there are no interlocking relationships that would have required disclosure had any Investor Nominee been a director of the Company; and (xix) with respect to the Investor Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Delinquent Section 16(a) Reports
Since Mr. Coulter and Mr. Tkach became subject to Section 16(a) of the Exchange Act with respect to the equity securities of the Company in August 2021, Mr. Coulter filed two late Form 4 reports for an aggregate of two transactions and Mr. Tkach filed two late Form 4 reports for an aggregate of two transactions. In addition, Mr. Coulter and Mr. Tkach each filed a late Form 3.

DIRECTOR COMPENSATION
Mr. Coulter and Mr. Tkach served as directors of the Company in 2022 prior to their resignation in February 2022. As described below in “Other Information About the Company,” we have omitted from this proxy statement certain information that is expected to be disclosed in the Company’s Proxy Statement based on reliance on Rule 14a-5(c), including the information required to be disclosed by Item 402(r) of Regulation S-K as it relates to the Company’s directors, including Mr. Coulter and Mr. Tkach. For the Company’s full Director Compensation disclosure under Item 402(r) of Regulations S-K, please see the Company’s Proxy Statement.

PROXY INFORMATION
The enclosed WHITE universal proxy card may be executed only by holders of record of Shares on the Record Date. If you were a stockholder of record on the Record Date, you will retain your voting rights at the 2023 Annual Meeting even if you sell your Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote your Shares on the WHITE universal proxy card, even if you sell your Shares after the Record Date. The Shares represented by each WHITE universal proxy card that is properly executed and returned to the Investor Group will be voted at the 2023 Annual Meeting in accordance with the instructions marked thereon.
The Investor Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. For Proposal 1, stockholders will have the ability to vote for up to two nominees on the Investor Group’s enclosed WHITE universal proxy card, including the Company’s nominees. There is no need to use the Company’s [•] proxy card or voting instruction form, regardless of how you wish to vote.
Stockholders are permitted to vote for any combination of the Investor Class II Nominees and the Opposed Company Nominees (up to two total) to be Class II directors of the Company on the WHITE universal proxy card on Proposal 1. However, if stockholders choose to vote for one of the Opposed Company Nominees, we recommend that stockholders “WITHHOLD” on the other Opposed Company Nominee. We believe the best opportunity for any of the Investor Class II Nominees to be elected is by voting “FOR” both of the Investor Class II Nominees, and to “WITHHOLD” on both of the Opposed Company Nominees, on the WHITE universal proxy card.
IF THE WHITE PROXY CARD, OR A WHITE VOTING INSTRUCTION FORM IF YOU ARE A BENEFICIAL OWNER, IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.
IF YOU DO NOT MARK A VOTE ON ANY OF THE PROPOSALS ON THE WHITE UNIVERSAL PROXY CARD OR IF YOU MARK A VOTE ON SOME OF THE PROPOSALS BUT NOT ALL OF THE PROPOSALS ON THE WHITE UNIVERSAL PROXY CARD, THEN, TO THE EXTENT THE APPLICABLE PROPOSAL IS NOT MARKED FOR A VOTE, THE NAMED PROXIES (LISTED IN THE WHITE UNIVERSAL PROXY CARD) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED: (I) “FOR” THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES; (III) FOR “ONE YEAR” ON PROPOSAL 3; (IV) “FOR” PROPOSALS 4 THROUGH 9; AND (V) “ABSTAIN” ON PROPOSAL 2. IN ADDITION, THE NAMED PROXIES WILL VOTE ACCORDING TO THEIR DISCRETION TO THE EXTENT AUTHORIZED BY RULE 14a-4(c)(3) UNDER THE EXCHANGE ACT ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2023 ANNUAL MEETING.
SIMILARLY, IF YOU DO NOT MARK A WHITE VOTING INSTRUCTION FORM, OR MARK A VOTE ON SOME OF THE PROPOSALS BUT NOT ALL OF THE PROPOSALS ON A WHITE VOTING INSTRUCTION FORM, AND RETURN IT DIRECTLY TO BROADRIDGE, THEN BROADRIDGE, TO THE EXTENT THE APPLICABLE PROPOSAL IS NOT MARKED FOR A VOTE, WILL CAUSE YOUR SHARES TO BE VOTED: (I) “FOR” THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES; (III) FOR “ONE YEAR” ON PROPOSAL 3; (IV) “FOR” PROPOSALS 4 THROUGH 9; AND (V) “ABSTAIN” ON PROPOSAL 2.
FOR PROPOSAL 1, YOU MAY VOTE “FOR” UP TO TWO NOMINEES IN TOTAL. IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWO NOMINEES FOR PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED. IF YOU VOTE “FOR” MORE THAN TWO NOMINEES FOR PROPOSAL 1 ON A WHITE UNIVERSAL PROXY CARD THAT YOU RETURN TO OKAPI, ALL OF YOUR VOTES ON PROPOSAL 1 WILL BE INVALID AND WILL NOT BE COUNTED.
IF YOU VOTE “FOR” MORE THAN TWO NOMINEES ON PROPOSAL 1 ON A WHITE VOTING INSTRUCTION FORM RETURNED DIRECTLY TO BROADRIDGE, ALL OF YOUR VOTES ON PROPOSAL 1 WILL BE INVALID AND WILL NOT BE COUNTED.

You should refer to the Company’s Proxy Statement and form of proxy distributed by the Company for the background, qualifications and other information concerning the Company’s nominees, including the information required by Item 7 of Schedule 14A with regard to the Company’s nominees. The Company’s Proxy Statement and any other relevant documents can be accessed without cost on SEC’s website at https://www.sec.gov. There is no assurance that any of the Company’s nominees will serve as directors if any of the Investor Group’s nominees are elected to the Board. In the event that (i) any Investor Class II Nominee (or the Alternate Investor Nominee, as applicable) is elected and that one or more of the Company’s nominees declines to serve with such nominee or nominees or (ii) a vacancy exists on the Board following the 2023 Annual Meeting, the Bylaws provide that the resulting vacancies may be filled by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of the Company.
If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to them to sign and return a WHITE universal proxy card representing your Shares. Note that any voting instruction form provided by Broadridge may contain slightly different formatting than any proxy card provided by the Investor Group.

REVOCATION OF PROXIES
Any stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the 2023 Annual Meeting by:
•
submitting a properly executed, subsequently dated proxy card that will revoke all prior proxy cards, including any proxy cards which solicit a proxy in favor of all of the incumbent directors;

•
instructing the Investor Group by telephone or via the Internet as to how you would like your Shares voted (instructions are on your WHITE universal proxy card) or instructing the Company in accordance with the Company’s instructions as to how you would like your Shares voted;

•
attending the 2023 Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the 2023 Annual Meeting will not in and of itself constitute revocation of a proxy); or

•
delivering written notice of revocation either to the Investor Group, c/o Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, New York 10036-1600, or the Corporate Secretary’s Office, 901 W. Walnut Hill Lane, Irving, Texas 75038, or any other address provided by the Company.

Although a revocation is effective if delivered to the Company, the Investor Group requests that either the original or a copy of any revocation be mailed to Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, New York 10036, so that the Investor Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Investor Class II Nominees as directors and the approval of Proposals 4 through 9 have been received. The Investor Group may contact stockholders who have revoked their proxies.
IF YOU PREVIOUSLY SIGNED AND RETURNED A [•] PROXY CARD TO THE COMPANY, THE INVESTOR GROUP URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE WHITE UNIVERSAL PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE 2023 ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE INVESTOR GROUP OR TO THE SECRETARY OF THE COMPANY.
The Investor Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board. For Proposal 1, stockholders will have the ability to vote for up to TWO nominees on the Investor Group’s enclosed WHITE universal proxy card. There is no need to use the Company’s [•] proxy card or voting instruction form, regardless of how you wish to vote.

QUORUM; VOTING; BROKER NON-VOTES
Quorum
According to the Bylaws, the presence in person or by proxy of the holders of one-third (33%) of the shares issued and outstanding and entitled to vote at the 2023 Annual Meeting, shall constitute a quorum for the transaction of business. Your properly executed proxy or voting instruction form or properly cast vote by telephone or via the Internet will be considered part of the quorum, even if you abstain from voting or withhold authority to vote as to a particular Proposal.
Voting
Each Class B Share is entitled to one vote and each Class A Share is entitled to ten votes.
In elections for directors such as this one, the affirmative vote of a plurality of the votes cast at the 2023 Annual Meeting is required for the election of each director nominee (meaning that the two director nominees who receive the highest number of votes “FOR” their election by the holders of Class A Shares and Class B Shares will be elected to the Board). In addition, for filling vacancies on the Board in connection with Proposals 7 and 8, the affirmative vote of a plurality of the votes cast at the 2023 Annual Meeting is required for the election of any director to fill such vacancy. “WITHHOLD” votes and broker non-votes will have no effect in determining the outcome of the election of directors as contemplated by Proposals 1, 7 and 8.
The affirmative vote of a majority of the stock having voting power present in person or represented by proxy at the 2023 Annual Meeting is required for the approval of Proposals 2, 4 and 9. Abstentions will be counted as represented and will have the effect of a vote “AGAINST” Proposals 2, 4 and 9. Broker non-votes will have no effect on the outcome of Proposals. 2, 4 and 9.
With respect to Proposal 3, the option receiving the highest number of votes will be deemed to be the preferred frequency of stockholders. Abstentions and broker non-votes will have no effect on Proposal 3.
With respect to Proposals 5 and 6, according to NRS 78.335, the affirmative vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote is required to remove any directors. Abstentions and broker non-votes will have the effect of a vote “AGAINST” Proposals 5 and 6.
Broker Non-Votes
A “broker non-vote” occurs when a bank, brokerage firm, dealer, trust company or other nominee who holds Shares for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of Shares and the organization holding your account does not receive instructions from you as to how to vote those Shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals but may not vote on “non-routine” proposals. The Proposals to be presented at the 2023 Annual Meeting are “non-routine” and as such a broker or other nominee does not have the discretion to vote on such Proposals if such broker or other nominee has not received instructions from the beneficial owner of the Shares represented.
Submissions of Proxies
Nevada law provides for the authorization of proxies by electronic means. Accordingly, you may submit your proxy by telephone or the Internet. To submit a proxy with voting instructions by telephone please call the telephone number listed on the WHITE universal proxy card. Proxies may also be submitted over the Internet. Please refer to the WHITE universal proxy card for the website information. In each case stockholders will be required to provide the unique control number which has been printed on each stockholder’s WHITE universal proxy card. In addition to the instructions that appear on the WHITE universal proxy card, step-by-step instructions will be provided by a recorded telephone message for those stockholders submitting proxies by telephone, or at the designated website for those stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone will receive confirmation on the telephone that their vote by telephone was successfully submitted, and stockholders submitting their proxies with voting instructions over the Internet may provide an email address for confirmation that their vote by Internet was successfully submitted.
YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET TO VOTE: (I) “FOR” THE ELECTION OF THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES; (III) FOR “ONE YEAR” ON PROPOSAL 3; AND (IV) “FOR” PROPOSALS 4 THROUGH 9.

COST AND METHOD OF SOLICITATION
Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements and press releases. The Investor Nominees may make solicitations of proxies but, except as described in this Proxy Statement, will not receive compensation for soliciting proxies or acting as nominees. Solicitations may be made by certain of the directors, officers, stockholders and employees of one or more of the Participants, none of whom will receive additional compensation for such solicitations.
The Investor Group has retained Okapi Partners LLC to provide consulting, analytic and proxy solicitation services in connection with the 2023 Annual Meeting. For these services, Okapi has received a retainer fee in an initial amount of $10,000 and is to receive additional payments toward a final fee to be mutually agreed, and payment of certain of its expenses. The Investor Group has agreed to indemnify Okapi against certain liabilities and expenses. It is anticipated that Okapi will employ approximately 25 people to solicit proxies from stockholders for the 2023 Annual Meeting. The Investor Group anticipates that the total compensation that Okapi will receive in connection with the 2023 Annual Meeting and related services will be in a range of approximately $80,000 to $165,000. The actual amount of compensation could be higher or lower depending on the facts and circumstances arising in connection with the 2023 Annual Meeting. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Shares held as of the Record Date. The Investor Group will reimburse such custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.
The entire expense of soliciting proxies for the 2023 Annual Meeting by the Participants is being borne by members of the Investor Group and RNM LLLP. Although no precise estimate can be made at this time, the costs of this solicitation of proxies, and other costs specifically related to this solicitation, are currently estimated to be approximately between $1.5 million and $2.0 million. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. The Investor Group estimates that through the date hereof, the total expenditures for, in furtherance of, or in connection with, this solicitation are approximately $1.2 million. The Investor Group intends to seek reimbursement of the costs of this solicitation from the Company and does not intend to submit the question of reimbursement to a vote of the Company’s security holders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations, and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

OTHER INFORMATION
The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders.
Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to the Corporate Secretary’s Office, 901 W. Walnut Hill Lane, Irving, Texas 75038.
Because the Investor Group has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are stockholders of the Company will not be householding our proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING
This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, at [•] and on the SEC’s website at https://www.sec.gov.

OTHER PROPOSALS
Except for those Proposals set forth under “Other Matters To Be Considered At The 2023 Annual Meeting” in this Proxy Statement, we are not aware of any other matters to be considered at the 2023 Annual Meeting. If, however, the Investor Group learns of any other Proposals made at a reasonable time before the 2023 Annual Meeting, the Investor Group will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other Proposals are made thereafter, the persons named as proxies on the WHITE universal proxy card solicited by the Investor Group will vote such proxies, to the extent authorized by Rule 14a-4(c)(3) under the Exchange Act, in their discretion with respect to such matters.

APPRAISAL/DISSENTERS RIGHTS
Stockholders are not entitled to appraisal or dissenters’ rights under Nevada law in connection with the Proposals.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Proxy Statement contains forward-looking statements. All statements contained in this Proxy Statement that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this Proxy Statement that are not historical facts are based on current expectations, speak only as of the date of this Proxy Statement and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investor Group. Although the Investor Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this Proxy Statement, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included in this Proxy Statement will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying those forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this Proxy Statement, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Except to the extent required by applicable law, the Investor Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this Proxy Statement to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

OTHER INFORMATION ABOUT THE COMPANY
Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 901 W. Walnut Hill Lane, Irving, Texas 75038.
WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY SOLICITING MATERIALS RELATING TO THE 2023 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C).
This disclosure is expected to include certain information, including biographical information for the Company’s directors and executive officers, the compensation of directors and executive officers, information regarding related party transactions, information regarding persons who beneficially own more than 5% of the Company’s voting securities, security ownership of directors and executive officers and certain other matters regarding the Company and its officers and directors, that is required to be contained in the Company’s Proxy Statement or other regulatory filings made pursuant to the Exchange Act. Further, certain other information regarding the 2023 Annual Meeting, as well as procedures for submitting proposals for consideration at the Company’s 2024 annual meeting of stockholders, is also required to be contained in the Company’s Proxy Statement. Please refer to the Company’s Proxy Statement or the Company’s Form 10-K to review certain of the foregoing information, as applicable. Please note that because the Investor Group was not involved in the preparation of the Company’s Proxy Statement, the Investor Group cannot reasonably confirm the accuracy or completeness of certain information contained in the Company’s Proxy Statement. As the Investor Group may distribute its definitive proxy statement before the Company files a definitive proxy statement, the Investor Group will provide any previously omitted information in a supplement filed as a revised definitive proxy statement, including completing references to the date, time and location of the 2023 Annual Meeting, as well as information relating to the Record Date. The Investor Group anticipates that additional information related to the foregoing information, as well as other important information, will be available in the Company’s Proxy Statement, which will be available free of charge on the SEC’s website at https://www.sec.gov.
The information concerning the Company and the proposals referenced in the Company’s Proxy Statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although the Investor Group has no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement that are made in reliance upon publicly available information are inaccurate or incomplete, to date we have not had access to the books and records of the Company related to such information and statements, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is based only on the knowledge of the Investor Group.
This Proxy Statement is dated [•], 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date.

ANNEX A
INFORMATION ABOUT THE ALTERNATE INVESTOR NOMINEE
The Investor Group is soliciting proxies for the election of the Investor Class II Nominees to the Board at the 2023 Annual Meeting pursuant to Proposal 1, the election of Mr. Pully to the Board at the 2023 Annual Meeting pursuant to Proposal 7 and the election of Mr. Beaird to the Board at the 2023 Annual Meeting pursuant to Proposal 8. Each Primary Investor Nominee has consented to being named as a nominee in this Proxy Statement and to serving as a director of the Company if elected. However, in the event that any Primary Investor Nominee is unable to serve or for good cause will not serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted for the Alternate Investor Nominee in place of such Primary Investor Nominee. The Alternate Investor Nominee has consented to being named as a nominee in this Proxy Statement and to serving as a director if elected, if applicable.
Biographical Information
Set forth below is background information about the Alternate Investor Nominee, including his name, age, principal occupation and employment and public company directorships held during the past five years, as well as a description of the qualifications, attributes or skills that led to the conclusion that the Alternate Investor Nominee should serve as a director of the Company, if applicable. Please see the section of this Proxy Statement titled “Information about the Participants” for additional information about the Alternate Investor Nominee, including information about his beneficial ownership of Shares. Due to his prior service as an executive officer of the Company, Mr. Tkach would not be considered an “independent director” under the applicable standards in the Principles. The Alternate Investor Nominee satisfies all qualifications required by the NRS to serve as a director of the Company.
Name and Business Address	Age	Principal Occupation and Directorships During Past Five Years
Mark Tkach 1188 East Camelback Road Phoenix, Arizona 85014	66
Mark Tkach currently serves as a consultant for Coulter Management Group LLLP, a business that manages multiple auto dealerships and investments in real estate. Mr. Tkach previously served as a director and as an executive officer of the Company from August 2021 (and as Chief Operating Officer from September 2021) until February 2022. Prior to joining the Company, Mr. Tkach served as a co-founder of RideNow with Mr. Coulter and oversaw its strategic growth from 1989 until it was acquired by the Company in August 2021. Under Mr. Tkach’s leadership, RideNow grew from a single dealership into the largest powersports group of companies in the United States. Mr. Tkach has over 40 years of experience in all aspects of powersports operations and has received numerous awards, including for national sales contests with various powersports manufacturers.
The Investor Group believes that Mr. Tkach should serve as a director of the Company based primarily on his extensive experience in the powersports industry and his experience as an original co-founder of RideNow.

Other than RideNow, none of the organizations or corporations referenced in the biographical information above is a parent, subsidiary or other affiliate of the Company.

ANNEX B
PURCHASES AND SALES OF SECURITIES OF THE COMPANY BY EACH PARTICIPANT
The following shows all purchases and sales by the Participants in the Company’s securities during the past two years, including the dates on which they were purchased or sold and the amount purchased or sold on each date.
Name	Class	Number of Shares Acquired / (Sold)	Date Acquired / Sold
Mark Tkach	Class B Shares	2,480,243 shares as RideNow Transaction consideration	Acquired August 31, 2021
William Coulter	Class B Shares	2,701,813 shares as RideNow Transaction consideration	Acquired August 31, 2021
Mark Tkach	Class B Shares	110,785 shares at $30.00 per share	Acquired December 30, 2021
William Coulter	Class B Shares	(110,785) shares at $30.00 per share	Sold December 30, 2021
William Coulter / WJC Properties	Class B Shares	30,377 shares at $16.51 per share	Acquired May 27, 2022
Mark Tkach	Class B Shares	30,000 shares at $15.91 per share	Acquired May 31, 2022

SPECIAL INSTRUCTIONS
Please review this Proxy Statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.
1.
If your Shares are registered in your own name, please sign, date and mail the enclosed WHITE universal proxy card today to The Investor Group, c/o Okapi Partners LLC, in the postage-paid envelope provided or instruct us by telephone or via the Internet today as to how you would like your Shares voted (instructions are on your WHITE universal proxy card).

2.
If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE universal proxy card with respect to your Shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the WHITE universal proxy card as soon as possible.

3.
After signing and returning the enclosed WHITE universal proxy card, we urge you NOT to return RumbleOn’s [•] proxy card because only your latest dated proxy card will be counted.

4.
If you have previously signed and returned a [•] proxy card to RumbleOn, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to RumbleOn by signing, dating and returning the enclosed WHITE universal proxy card in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2023 Annual Meeting and voting in person (although attendance at the 2023 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing us by telephone or via the Internet as to how you would like your Shares voted (instructions are on your WHITE universal proxy card) or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered either to the Investor Group c/o Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, New York 10036-1600, or to the Corporate Secretary’s Office, 901 W. Walnut Hill Lane, Irving, Texas 75038, or any other address provided by the Company.

We encourage all stockholders to vote electronically. If you do not have access to a touch-tone phone or the Internet, you may sign, date and return the enclosed WHITE universal proxy card from the Investor Group or voting instruction in the postage-paid envelope provided. If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your Shares, please contact:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036-1600
Stockholders Call Toll-Free: +1 (877) 629-6357
Banks and Brokers Call Collect: +1 (212) 297-0720
Email: info@okapipartners.com (Requests for materials only)

THE INVESTOR GROUP IS SOLICITING FOR THIS WHITE UNIVERSAL PROXY CARD
PLEASE VOTE TODAY!
SEE REVERSE SIDE
FOR THREE EASY WAYS TO VOTE.
▼ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

WHITE UNIVERSAL PROXY CARD
PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 8, 2023
RUMBLEON, INC.
2023 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITATED ON BEHALF OF WILLIAM COULTER, MARK TKACH AND THE OTHER PARTICIPANTS IN THE PROXY SOLICITATION
THE BOARD OF DIRECTORS OF RUMBLEON, INC. IS NOT SOLICITING THIS PROXY
The undersigned hereby appoints each of William Coulter, Mark Tkach, Melvin Flanigan and Bruce Goldfarb, as attorneys and agents with full power of substitution, to vote all shares of Class A common stock and Class B common stock (collectively, “Shares”) of RumbleOn, Inc., a Nevada corporation (the “Company”), that the undersigned would be entitled to vote at the 2023 Annual Meeting of stockholders of the Company scheduled to be held on July 14, 2023, at 8:00 a.m. (Central Time), at 901 W. Walnut Hill Lane, Irving, Texas 75038, including at any adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders called in lieu thereof (the “2023 Annual Meeting”), with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, and, to the extent authorized by Rule 14a-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with discretionary authority as to any and all other matters that may properly come before the 2023 Annual Meeting that are unknown to William Coulter and Mark Tkach (the “Investor Group”) a reasonable time before this solicitation.
In the event that any of William Coulter, Melvin Flanigan (together with Mr. Coulter, the “Investor Class II Nominees”), Steven Pully or Kyle Beaird (the Investor Class II Nominees together with Mr. Pully and Mr. Beaird, the “Primary Investor Nominees”) are unable to serve or for good cause will not serve as a director, this proxy card will be voted for Mark Tkach (the “Alternate Investor Nominee” and, together with Primary Investor Nominees, the “Investor Nominees”) in place of such Primary Investor Nominee. In addition to the foregoing, the Investor Group has reserved the right to further nominate, substitute or add additional persons as nominees in the event (i) the Company purports to increase the number of directorships, (ii) the Company makes or announces any changes to the Amended and Restated Bylaws of the Company, dated as of October 8, 2021 (the “Bylaws”), or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Investor Nominees or any additional nominee nominated pursuant to the preceding clauses (i) or (ii), (iii) any Investor Nominee is unable or hereafter becomes unwilling for any reason to serve as a director, or (iv) as otherwise permitted under the Company’s applicable governing documents or policies, under applicable law or in connection with any judicial, arbitration or similar proceeding. In the event that the Alternate Investor Nominee or any additional or substitute persons are so nominated, the Investor Group will vote this proxy card in favor of such Alternate Investor Nominee or additional or substitute nominees to the extent authorized by Rule 14a-4(c) under the Exchange Act. Notwithstanding the foregoing, the Investor Group reserves the right to withdraw the nomination of any Primary Investor Nominee or the Alternate Investor Nominee or any additional or substitute nominee at any time, if applicable.
The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.

IF THIS PROXY CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.
IF YOU DO NOT MARK A VOTE ON ANY OF THE PROPOSALS ON THIS PROXY CARD OR IF YOU MARK A VOTE ON SOME OF THE PROPOSALS BUT NOT ALL OF THE PROPOSALS ON THIS PROXY CARD, THEN, TO THE EXTENT THE APPLICABLE PROPOSAL IS NOT MARKED FOR A VOTE, THE NAMED PROXIES (LISTED ABOVE) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED: (I) “FOR” THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE); (II) TO “WITHHOLD” ON [     ] (THE “OPPOSED COMPANY NOMINEES”); (III) FOR “ONE YEAR” ON PROPOSAL 3; (IV) “FOR” PROPOSALS 4 THROUGH 9; AND (V) “ABSTAIN” ON PROPOSAL 2. IN ADDITION, THE NAMED PROXIES WILL VOTE ACCORDING TO THEIR DISCRETION TO THE EXTENT AUTHORIZED BY RULE 14a-4(c)(3) UNDER THE EXCHANGE ACTON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2023 ANNUAL MEETING.
FOR PROPOSAL 1, YOU MAY VOTE “FOR” UP TO TWO NOMINEES IN TOTAL. IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWO NOMINEES FOR PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED. IF YOU VOTE “FOR” MORE THAN TWO NOMINEES FOR PROPOSAL 1 ON THIS PROXY CARD THAT YOU RETURN TO OKAPI PARTNERS LLC, ALL OF YOUR VOTES ON PROPOSAL 1 WILL BE INVALID AND WILL NOT BE COUNTED.

PRELIMINARY COPY SUBJECT TO COMPLETIONDATED May 8, 2023YOUR VOTE IS IMPORTANTPlease take a moment now to vote your Shares of RumbleOn, Inc. for the upcoming 2023 Annual Meeting of Stockholders.YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:Submit your proxy by InternetPlease access www.okapivote.com using a computer or a smartphone or by scanning the unique QR code containing your unique control number provided in your proxy card with your smartphone camera. Then, simply follow the easy instructions on the voting site. If you access www.okapivote.com without scanning a QR code, you will be required to provide the unique control number printed below.Submit your proxy by TelephonePlease call toll-free in the U.S. or Canada at (866) 763-6519 on a touch-tone telephone. You will be required to provide the unique control number printed below.CONTROL NUMBERYou may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your sharesin the same manner as if you had marked, signed and returned theWHITE universal proxy card from the Investor Group.Submit your proxy by MailPlease complete, sign, date and return the proxy card in the envelope provided to: Okapi Partners
LLC, 1212 Avenue of the Americas, 17th Floor, New York, New York 10036. TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

[x] Please mark your vote with an X as shown in this sampleProposal 1 – Election of TWO Class II directors, serving for a term until the 2026 Annual Meeting of Stockholders, or until their successors are duly elected and qualifiedVote “FOR” up to TWO (2) nominees in total. If you vote this WHITE universal proxy card for only one nominee, your shares will only be voted “FOR” the nominee you have marked. If you vote this The Investor Group makes no recommendation on Proposal 2Proposal 2 – Advisory vote to approve the Company’sFORAGAINSTexecutive compensation. The Investor Group recommends voting for “ONE YEAR” on Proposal 3Proposal 3 – Advisory vote on the frequency of futureONE YEARTWO YEARSadvisory votes to approve the Company’s executive compensation. ABSTAIN THREE YEARSABSTAIN WHITE universal proxy card “FOR” more than two (2) nominees, all of your votes on Proposal 1 will be invalid and will not be counted. The Investor Group recommends voting “FOR”Investor Class II NomineesFORWITHHOLDWilliam Coulter Melvin Flanigan The Investor Group recommends to “WITHHOLD”Opposed CompanyFORWITHHOLDNominees[] [] The Investor Group recommends voting “FOR” Proposals 4 through 9Proposal 4 – To adopt a resolution that each provision, change, amendment, modification or alteration of or to the Bylaws of the Company approved by the Board (and not by the Company’s stockholders) subsequent to October 8, 2021, and prior to the completion of the 2023 Annual Meeting be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.Proposal 5 – The removal without cause of Peter Levy from the Board.Proposal 6 – The removal without cause of any person nominated, appointed, designated or elected to the Board to fill any vacancy (including any vacancy created by the resignation of Denmar Dixon on January 18, 2023) or newly-created directorship after July 23, 2022. FORAGAINST FORAGAINST FORAGAINST ABSTAIN ABSTAIN ABSTAIN Proposal 7– The election of Steven Pully to fill any vacancyFORWITHHOLDexisting on the Board as a result of Proposal 5. Proposal 8– The election of Kyle Beaird to fill any vacancyFORWITHHOLDexisting on the Board other than as a result of Proposal 5. Proposal 9– To adopt a resolution that the Board adopt asFORAGAINSTpolicy, and amend the Bylaws as necessary, to require henceforth that the Chairman of the Board, wheneverpossible, be an independent member of the Board who has not previously served as an executive officer of the Company. ABSTAIN PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPEONLY VALID IF SIGNED AND DATED. Please sign EXACTLY as name appears hereon. If more than one owner, each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.Signature [PLEASE SIGN WITHIN BOX]DateSignature (if jointly held) [PLEASE SIGN WITHIN BOX]Date